
03057888

PE
12-31-02




SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2003
WASH, DC
180
SECTION

# KOGER EQUITY, INC.



## ANNUAL REPORT 2002

To Our Fellow Shareholders:

As all of you know only too well, 2002 was a year of global economic uncertainty, major bankruptcies, corporate scandals and jittery financial markets, all against a backdrop of the continuing war against terrorism, political unrest and diplomatic turmoil. It is therefore not surprising to anyone that corporate America remains hesitant to make commitments regarding capital investment, employment and office space.

Like most of our peer companies, Koger was not immune to these challenging circumstances. And yet, in spite of these and other events, almost all of our properties continued to outperform their markets. We have continued to stay ahead of the competition. For 2002 Koger exceeded its own estimates of funds from operations, delivering $2.05 per fully diluted share and increasing same store net operating income by 1.4% to $70.3 million from $69.3 million in 2001.

Despite generally weakening economic conditions throughout our markets, Koger generated almost 1.8 million square feet of leasing volume during 2002, maintained our existing average net rental rates on renewing leases and retained over 64 percent of our tenants whose leases expired during the year.

We also continued to aggressively control and manage our operating expenses and were able to increase our margins to 63.4 percent from 62.8 percent a year earlier, despite significant upward pressure on certain operating expenses such as insurance.

For the third consecutive year, Koger paid our shareholders dividends of at least $1.40 per share, and in spite of a 3.68 percent decline in our stock price, we still delivered an overall return of 3.73 percent for 2002, easily beating the weighted average total return for the REIT's in our peer group.

In 2002 your Board of Directors, senior management and all Koger associates continued our mission of optimizing your company's financial position and advancing our long-term strategy for growth. Marching forward with our capital redeployment plan that started with the December 2001 sale of $300 million of non-core assets, in January 2002, Koger acquired Three Ravinia Drive, an 803,000 square foot, 31 story suburban office building in the heart of the Central Perimeter area of Atlanta, Georgia. In December 2002, Koger acquired The Lakes on Post Oak, a three building, 1.2 million square foot suburban office complex located in the prestigious Galleria/West Loop area of Houston, Texas. These two transactions added over $227 million of high-quality assets to your company's balance sheet, and positioned Koger to take full advantage of the excellent long-term fundamentals in these major markets.

For 2003, we expect continued softness throughout our markets for office space demand which will likely result in lower occupancies and tenant retention, greater concessions, lower net rents on new and renewing leases and continuing competition against sublet space. Having said that, and barring a protracted war in Iraq or a major terrorist attack on U.S. interests, we are cautiously optimistic that a general economic rebound may occur in late 2003 or early 2004. However, because our industry generally tends to lag the overall economy we are not anticipating a significant positive near-term impact on our financial performance.

In addition, our 2003 results will be negatively affected by the December 2002 loss of the leasing and management revenues of the AP-Knight LP portfolio as well as the impending loss of income from the asset management of the Crocker Realty Trust LP portfolio. Koger had previously undertaken both of these third party assignments on a short-term basis and had anticipated the loss of these revenue streams, which, in any case, are not a core element of its business strategy.

On a somewhat positive note, we believe the uncertain economy will continue to moderate the cost of debt capital and anticipate only slight upward movement in rates for the rest of 2003.

We intend to continue our acquisition of existing properties in our core and target markets and work diligently to identify buying opportunities at capitalization rates that make sense to us. In spite of the current weakness in many real estate investment fundamentals, our recent experience has been that there has generally been a low level of trading activity. High-quality assets with little or no short-term exposure are demanding premium prices and are often acquired by domestic and offshore capital seeking alternative investments to an underperforming stock market. Properties with existing occupancy issues and near-term rollover have not been well received. We believe strongly, however, that the major Southeastern markets offer outstanding long-term characteristics and will yield excellent investment opportunities as sellers bring more properties to market.

Where appropriate, and when driven by specific demand, we will employ our existing land bank to develop additional office buildings.

During the past two years, various high-profile management and accounting scandals within major companies have undermined investor confidence in the public markets. The Congress responded to this crisis by passing the Sarbanes-Oxley Act of 2002 (the "Act"). This sweeping legislation establishes many new requirements, not the least of which concerns both the composition and duties of audit committees. Most of the major stock exchanges have also proposed reforms to their listing standards. The resulting effects of these changes will be a heightened emphasis on corporate governance, greater concern over management ethics and behavior, increased scrutiny from external auditors and ongoing efforts by industry leading companies to develop, implement and maintain a culture that fosters transparency and full disclosure.

At Koger, each of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors has adopted a new charter that clearly defines its objectives and responsibilities. Each of these committees is comprised of independent directors. We have also adopted a Code of Business Conduct and Ethics for all of our employees and directors. Your Board of Directors and senior executives of the Company are committed to embracing the corporate governance standards promulgated under the Act, and we will keep you fully informed of our progress.

As we look into 2003 and beyond, we are optimistic about the long-term future of your Company in particular and the real estate industry in general. We have a strong management team, one that has both great breadth as well as depth of experience. Our on-site property management and leasing teams have superior knowledge of their markets and are committed to serving the needs of our over 900 tenants. Our corporate staff is dedicated and works with great diligence and professionalism to support senior management and property operations. While we know that the short-term prospects for the Company and for our industry present significant challenges, we readily accept those challenges and look forward to the opportunities they bring.

As always, we sincerely appreciate your interest and support, and we look forward confidently to our continued success.





Victor A. Hughes, Jr.
*Chairman of the Board*

Thomas J. Crocker
*Chief Executive Officer*

*The foregoing message to the Shareholders contains forward-looking statements concerning 2003. The actual results of operations for 2003 could differ materially from those projected because of factors affecting the financial markets, reactions of the Company's existing and prospective investors, the ability of the Company to identify and execute development projects and acquisition opportunities, the ability of the Company to renew and enter into new leases on favorable terms, and other risk factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and " Cautionary Statement Relevant to Forward-Looking Information for Purpose of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.*

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002** OR

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

Commission File Number **1-9997**

## KOGER EQUITY, INC.

(Exact name of Registrant as specified in its Charter)

| **FLORIDA** | **59-2898045** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **225 NE Mizner Blvd., Suite 200** | |
| **Boca Raton, Florida** | **33432** |
| (Address of principal executive offices) | (Zip code) |

Registrant's telephone number, including area code: **(561) 395-9666**

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Exchange on Which Registered |
|---|---|
| 1. Common Stock, Par Value $.01 | New York Stock Exchange |
| 2. Common Stock Purchase Rights | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:

**Title of Class**

**NONE**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

The aggregate market value of the voting stock held by non-affiliates of the registrant on February 28, 2003 was approximately $329,687,761.

The number of shares of registrant's Common Stock outstanding on February 28, 2003 was 21,297,659.

Documents Incorporated by Reference

The Company's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Act of 1934 for the 2003 Annual Meeting of Shareholders is incorporated by reference in Part III of this report.

## TABLE OF CONTENTS


| ITEM NO. | DESCRIPTION | PAGE NO. |
|---|---|---|
| **PART I** | | |
| 1. | BUSINESS | 3 |
| 2. | PROPERTIES | 5 |
| 3. | LEGAL PROCEEDINGS | 10 |
| 4. | SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS | 10 |
| **PART II** | | |
| 5. | MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS | 10 |
| 6. | SELECTED FINANCIAL DATA | 11 |
| 7. | MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS | 12 |
| 7A. | QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK | 24 |
| 8. | FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA | 25 |
| 9. | CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE | 49 |
| **PART III** | | |
| 10. | DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT | 49 |
| 11. | EXECUTIVE COMPENSATION | 50 |
| 12. | SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT | 50 |
| 13. | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS | 50 |
| 14. | CONTROLS AND PROCEDURES | 50 |
| **PART IV** | | |
| 15. | EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K | 51 |
| 16. | PRINCIPAL ACCOUNTANT FEES AND SERVICES | 62 |
| 17. | SIGNATURES AND CERTIFICATIONS | 63, 64 |

## PART I

### Item 1. BUSINESS

#### General

Koger Equity, Inc. ("KE") is a self-administered and self-managed equity real estate investment trust (a "REIT") which develops, owns, operates, leases and manages suburban office buildings in metropolitan areas in the southeastern and southwestern United States. At December 31, 2002, KE's portfolio of assets consisted of 124 office buildings totaling 8.93 million rentable square feet located in 16 suburban office projects in 9 metropolitan areas in the southeastern United States and Houston, Texas (the "Office Projects"). KE directly owns 107 of the 124 office buildings in its current portfolio. Koger-Vanguard Partners, L.P. ("KVP") is a consolidated wholly owned subsidiary limited partnership and owns a suburban office project in Charlotte, North Carolina consisting of 13 office buildings containing approximately 526,000 rentable square feet. Koger Ravinia, LLC ("KRLLC") is a consolidated wholly owned subsidiary limited liability company and owns a single suburban office building in Atlanta, Georgia containing 805,000 rentable square feet. Koger Post Oak Limited Partnership ("KPOLP") is a consolidated wholly owned subsidiary limited partnership and owns 3 suburban office buildings in Houston, Texas totaling approximately 1.2 million rentable square feet. Koger Post Oak, Inc. ("KPO"), a wholly owned subsidiary of KE, is the general partner of KPOLP. The Office Projects were on average 84% occupied at December 31, 2002. KE expects to continue to acquire existing properties in markets compatible with its long-term investment strategy and may also develop new properties in those markets when economically desirable.

During December 2001, KE sold 75 suburban office buildings and one retail center, containing more than 3.9 million rentable square feet, located in San Antonio and Austin, Texas; Greensboro and Charlotte, North Carolina; Greenville, South Carolina; and Birmingham, Alabama to AP-Knight, LP ("AP-Knight"), an affiliate of Apollo Real Estate Investment Fund ("Apollo").

During January 2002, the Company acquired all of the remaining limited partnership units in KVP. These partnership units were convertible into 999,710 shares of the Company's common stock. On January 31, 2002, KRLLC acquired Three Ravinia Drive, an 805,000 square foot suburban office building located in Atlanta, Georgia. On December 6, 2002, KPOLP acquired The Lakes on Post Oak, a 1.2 million square foot, three office building complex in Houston, Texas.

KE owns approximately 55.8 acres of unencumbered land held for development and approximately 23.2 acres of unencumbered land held for sale. A majority of the land held for development adjoins four of the Office Projects, which have infrastructure, including roads and utilities, in place. The remaining land held for development adjoins properties which were sold during 2001. KE intends over time to develop and construct office buildings using this land and to acquire additional land for development. In addition, KE provides leasing, management and other customary tenant-related services for the Office Projects.

In addition to managing its own properties, KE provides property and asset management services through its wholly-owned subsidiaries, Southeast Properties Holding Corporation ("Southeast"), Koger Real Estate Services, Inc. ("KRES") and Koger Realty Services, Inc. ("KRSI") for office buildings owned by third parties (KE, KVP, Southeast , KRES, KRSI, KRLLC, KPO, and KPOLP are hereafter referred to as the "Company"). Through August 2001, KRSI provided property management services to Koala Realty Holding Company, Inc. ("Koala") for 55 office properties. On December 12, 2001, KRSI began providing property management services to the properties sold to AP-Knight. On December 31, 2002, the property management agreement between AP-Knight and KRSI was terminated. The Company currently provides asset management services to Crocker Realty Trust for office properties containing approximately 4.6 million square feet.

KE operates in a manner so as to qualify as a REIT under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company will not, with certain limited exceptions, be taxed at the corporate level on taxable income distributed to its shareholders on a current basis. The Company distributes at least 90 percent of its annual REIT taxable income (which term is used herein as defined and modified in the Code) to its shareholders.

To qualify as a REIT, a corporation must meet certain substantive tests: (a) at least 95 percent of its gross income must be derived from certain passive and real estate sources; (b) at least 75 percent of its gross income must be derived from certain real estate sources; (c) at the close of each calendar quarter, it must meet certain tests designed to ensure that its assets consist principally (at least 75 percent by value) of real estate assets, cash and cash equivalents and that its holdings of securities are adequately diversified; (d) each year, it must distribute at least 90 percent of its REIT taxable income; and (e) at no time during the second half of any calendar year may the Company be "closely held" (i.e., have more than 50 percent in value of its outstanding stock owned, directly, indirectly or constructively, by not more than five individuals). The constructive ownership rules, among other things, treat the shareholders of a corporation as owning proportionately any stock in another corporation owned by the first corporation. Management fee revenue does not qualify as real estate or passive income for purposes of determining whether the Company has met the REIT requirements that at least 95 percent of the Company's gross income be derived from certain real estate and passive sources and that at least 75 percent of its gross income be derived from certain real estate sources. Accordingly, in the event the Company derives income in excess of five percent from management and other "non-real estate" and "non-passive" activities, the Company would no longer qualify as a REIT for federal income tax purposes and would be required to pay federal income taxes as a business corporation. The income earned by KRSI is not included in determining KE's qualification as a REIT.

Two major governmental tenants, when all of their respective departments and agencies which lease space in the Company's buildings are combined, lease more than ten percent of the rentable area of the Company's buildings and contribute more than ten percent of the Company's annualized rentals as of December 31, 2002. At that date, the United States of America leased 12.4 percent of the Company's rentable square feet and accounted for an aggregate of 12.3 percent of the Company's annualized rents. In addition, the State of Florida leased 9.2 percent of the Company's rentable square feet and accounted for 9.2 percent of the Company's annualized rents. In addition to the United States of America and the State of Florida, some of the Company's principal tenants are Blue Cross and Blue Shield of Florida, Six Continents Hotels, Bechtel Corporation, CitiFinancial, Landstar System Holdings, Siemens Westinghouse, Zurich Insurance, and Hanover Insurance. Governmental tenants (including the State of Florida and the United States of America), which account for 24.4 percent of the Company's leased space, may be subject to budget reductions in times of recession and governmental austerity measures. There can be no assurance that governmental appropriations for rents may not be reduced. Additionally, certain private-sector tenants, which have contributed to the Company's rent stream, may reduce their current demands, or curtail their future need, for additional office space.

**Competition**

The Company competes in the leasing of office space with a considerable number of other realty concerns, including local, regional and national, some of which have greater resources than the Company. Through its ownership and management of suburban office parks, the Company seeks to attract tenants by offering office space that has, among other advantages, convenient access to residential areas. In recent years local, regional and national concerns have built competing office parks and single buildings in suburban areas in which the Company's Office Projects are located. In addition, the Company competes for tenants with large high-rise office buildings generally located in the downtown business districts of these metropolitan areas. Although competition from other lessors of office space varies from city to city, the Company has been able to achieve and maintain what it considers satisfactory occupancy levels at satisfactory rental rates, given current market and economic conditions.

**Investment Policies**

The Company seeks to capitalize on some of its competitive advantages, such as the value of its franchise in the suburban office park market and its operating systems, development expertise, acquisition expertise and unimproved land available for development. The Company intends to continue to develop and construct office buildings primarily using its existing inventory of 55.8 acres of land held for development, most of which is partially or wholly improved with streets and/or utilities and is located in various metropolitan areas where the Company currently operates or manages suburban office buildings. The Company also intends to acquire existing office buildings or additional land for development in markets that the Company considers favorable. Although all of the Company's properties are located in the Southeast and Houston, Texas, management does not necessarily limit the Company's development and acquisitions activities to any particular area. The Company may also sell Office Projects located in certain markets.

In 2000, the Company has adopted a plan to repurchase up to 2.65 million shares of its common stock of which 1.21 million shares have been repurchased. See "Financing Activities" in Management's Discussion and Analysis of Financial Condition and Results of Operations for further information.

The investment policies of the Company may be changed by its directors at any time without notice to, or a vote of, shareholders. Although the Company has no fixed policy which limits the percentage of its assets which may be invested in any one type of investment or the geographic areas in which the Company may acquire properties, the Company intends to continue to operate so as to qualify for tax treatment as a REIT. The Company may in the future invest in other types of office buildings, apartment buildings, shopping centers, and other properties. The Company also may invest in the securities (including mortgages) of companies primarily engaged in real estate activities; however, it does not intend to become an investment company regulated under the Investment Company Act of 1940.

For the year ended December 31, 2002, all of the Company's rental revenues were derived from buildings purchased or developed by the Company. The Company's 2002 interest revenues were derived from temporary cash investments and notes receivable from stock sales to current employees.

**Employees**

The Company currently has a combined financial, administrative, leasing, and center maintenance staff of approximately 140 employees. An on-site general manager is responsible for the leasing and operations of all buildings in a Koger Center or metropolitan area.

**Item 2. PROPERTIES**

**General**

As of December 31, 2002, the Company owned 124 office buildings located in the nine metropolitan areas of Jacksonville, Orlando, St. Petersburg, and Tallahassee, Florida; Atlanta, Georgia; Charlotte, North Carolina; Memphis, Tennessee; Houston, Texas; and Richmond, Virginia. The Office Projects acquired and developed by the Company have campus-like settings with extensive landscaping and ample tenant parking. The Office Projects are generally low-rise, mid-rise, and high-rise structures of contemporary design and constructed of masonry, concrete and steel, with facings of brick, concrete and glass. The Office Projects are generally located with easy access, via expressways, to the central business district and to shopping and residential areas in the respective communities. The properties are well maintained and adequately covered by insurance.

Leases on the Office Projects vary between net leases (under which the tenant pays a proportionate share of operating expenses, such as utilities, insurance, property taxes and repairs), base year leases (under which the tenant pays a proportionate share of operating expenses in excess of a fixed amount), and gross leases (under which the Company pays all such items). Most leases are on a base year basis and are for terms generally ranging from three to five years. In some instances, such as when a tenant rents the entire building, leases are for terms of up to 20 years. As of December 31, 2002, the Office Projects were on average 84 percent occupied and the average annual base rent per rentable square foot occupied was $17.01. The Office Projects are occupied by numerous tenants (approximately 940 leases), many of whom lease relatively small amounts of space, conducting a broad range of commercial activities.

New leases and renewals of existing leases are negotiated at the current market rate at the date of execution. The Company endeavors to include escalation provisions in all of its leases. As of December 31, 2002, approximately two percent of the Company's annualized gross rental revenues were derived from existing leases containing rental escalation provisions based upon changes in the Consumer Price Index (some of which contain maximum rates of increases);

approximately 97 percent of such revenues were derived from leases containing escalation provisions based upon fixed steps or real estate tax and operating expense increases; and approximately one percent of such revenues were derived from leases without escalation provisions. Some of the Company's leases contain options which allow the lessee to renew for varying periods, generally at the same rental rate and subject, in most instances, to Consumer Price Index escalation provisions.

The Company owns approximately 85 acres of unimproved land (55.8 acres held for development, 23.2 acres held for sale and six acres not suitable for development) located in the metropolitan areas of Birmingham, Alabama; Orlando and St. Petersburg, Florida; Atlanta, Georgia; Charlotte and Greensboro, North Carolina; and Columbia and Greenville, South Carolina. Each of these parcels of land has been partially or wholly developed with streets and/or utilities.

**Property Location and Other Information**

The following table sets forth information relating to the properties owned by the Company as of December 31, 2002.

| Office Project/Location | Number of Buildings | Weighted Average Age of Buildings (In Years) (1) | Rentable Sq. Ft. | Land Improved with Bldgs. (In Acres) | Unimproved Land (In Acres) |
|---|---|---|---|---|---|
| Atlanta Chamblee | 21 | 20 | 1,117,569 | 76.2 | 2.5 |
| Atlanta Gwinnett | 3 | 6 | 262,789 | 15.9 | 19.6 |
| Atlanta Perimeter | 1 | 17 | 176,503 | 5.3 | |
| Atlanta Three Ravinia | 1 | 11 | 804,528 | 3.8 | |
| Birmingham Colonnade | | | | | 16.5 |
| Charlotte Carmel | | | | | 7.7 |
| Charlotte University | 2 | 4 | 182,852 | 18.7 | |
| Charlotte Vanguard | 13 | 19 | 526,177 | 39.7 | 17.1 |
| Columbia Spring Valley | | | | | 1.0 |
| Greensboro Wendover | | | | | 9.1 |
| Greenville Park Central | | | | | 3.5 |
| Houston Post Oak | 3 | 22 | 1,205,728 | 11.4 | |
| Jacksonville Baymeadows | 7 | 10 | 749,787 | 51.1 | |
| Jacksonville JTB | 4 | 3 | 416,773 | 32.0 | |
| Memphis Germantown | 6 | 9 | 531,506 | 34.6 | |
| Orlando Central | 21 | 31 | 616,154 | 44.7 | 1.3 |
| Orlando Lake Mary | 2 | 4 | 303,481 | 20.2 | |
| Orlando University | 5 | 8 | 384,193 | 27.1 | |
| Richmond Paragon | 1 | 17 | 145,127 | 8.1 | |
| St. Petersburg | 15 | 19 | 669,040 | 68.7 | 6.7 |
| Tallahassee | 19 | 20 | 833,786 | 62.7 | — |
| Total | 124 | | 8,925,993 | 520.2 | 85.0 |
| Weighted Average | | 16 | | | |

(1) The age of each office building was weighted by the rentable square feet for such office building to determine the weighted average age of (a) the buildings in each Office Project or location and (b) all Office Projects owned by the Company.

## Percent Occupied and Average Rental Rates

The following table sets forth, with respect to each Office Project, the number of buildings, number of leases, rentable square feet, percent occupied, and the average annual rent per rentable square foot occupied as of December 31, 2002.

| Office Project/Location | Number of Buildings | Number of Leases | Rentable Square Feet | Percent Occupied (1) | Average Annual Base Rent Per Square Foot (2) |
|---|---|---|---|---|---|
| Atlanta Chamblee | 21 | 124 | 1,117,569 | 95% | $18.08 |
| Atlanta Gwinnett | 3 | 51 | 262,789 | 91% | 18.79 |
| Atlanta Perimeter | 1 | 12 | 176,503 | 63% | 20.46 |
| Atlanta Three Ravinia (3) | 1 | 19 | 804,528 | 63% | 17.49 (4) |
| Charlotte University | 2 | 16 | 182,852 | 96% | 18.28 |
| Charlotte Vanguard | 13 | 61 | 526,177 | 75% | 16.88 |
| Houston Post Oak (3) | 3 | 103 | 1,205,728 | 78% | 17.42 |
| Jacksonville Baymeadows | 7 | 43 | 749,787 | 99% | 14.84 (4) |
| Jacksonville JTB | 4 | 7 | 416,773 | 100% | 12.60 (4) |
| Memphis Germantown | 6 | 78 | 531,506 | 78% | 18.64 |
| Orlando Central | 21 | 140 | 616,154 | 97% | 16.13 |
| Orlando Lake Mary | 2 | 19 | 303,481 | 75% | 19.63 |
| Orlando University | 5 | 60 | 384,193 | 87% | 18.93 |
| Richmond Paragon | 1 | 26 | 145,127 | 91% | 18.73 |
| St. Petersburg | 15 | 117 | 669,040 | 87% | 16.27 |
| Tallahassee | 19 | 62 | 833,786 | 71% | 17.16 |
| *Total* | 124 | 938 | 8,925,993 | | |
| Weighted Average - Total Company | | | | 84% | $17.01 |
| Weighted Average - Operational Buildings | | | | 86% | $16.90 |
| Weighted Average - Buildings in Lease-up | | | | 71% | $17.44 |

(1) The percent occupied rates have been calculated by dividing total rentable square feet occupied in a building by rentable square feet in such building.

(2) Rental rates are computed by dividing (a) total annualized base rents (which excludes expense pass-throughs and reimbursements) for an Office Project as of December 31, 2002 by (b) the rentable square feet applicable to such total annualized base rents.

(3) Currently in the lease-up period. The Company considers an acquired building to be in a lease-up period until the earlier of 85% occupancy or 18 months after acquisition or substantial completion.

(4) Leases are "triple net" where tenants pay substantially all operating costs in addition to base rent.

## Lease Expirations on the Company's Properties

The following schedule sets forth with respect to all of the Office Projects (a) the number of leases which will expire in calendar years 2003 through 2011, (b) the total rentable area in square feet covered by such leases, (c) the percentage of total rentable square feet leased represented by such leases, (d) the average annual rent per square foot for such leases, (e) the current annualized base rents represented by such leases, and (f) the percentage of gross annualized base rents contributed by such leases. This information is based on the buildings owned by the Company on December 31, 2002 and on the terms of leases in effect as of December 31, 2002, on the basis of then existing base rentals, and without regard to the exercise of options to renew. Furthermore, the information below does not reflect that some leases have provisions for early termination for various reasons, including, in the case of government entities, lack of budget appropriations. Leases were renewed on approximately 64 percent, 66 percent and 61 percent of the Company's square feet, which were scheduled to expire during 2002, 2001 and 2000, respectively.

| Period | Number of Leases Expiring | Number of Square Feet Expiring | Percentage of Total Square Feet Leased Represented by Expiring Leases | Average Annual Rent per Square Foot Under Expiring Leases | Total Annualized Rents Under Expiring Leases | Percentage of Total Annual. Rents Represented by Expiring Leases |
|---|---|---|---|---|---|---|
| 2003 | 352 | 1,827,632 | 24.4% | $16.77 | $ 30,654,269 | 24.1% |
| 2004 | 193 | 901,227 | 12.1% | 17.08 | 15,397,383 | 12.1% |
| 2005 | 175 | 987,462 | 13.2% | 16.68 | 16,468,491 | 12.9% |
| 2006 | 85 | 624,266 | 8.3% | 17.63 | 11,006,163 | 8.7% |
| 2007 | 72 | 960,378 | 12.8% | 16.89 | 16,216,885 | 12.8% |
| 2008 | 24 | 446,148 | 6.0% | 18.23 | 8,133,132 | 6.4% |
| 2009 | 19 | 1,061,786 | 14.2% | 18.15 | 19,271,218 | 15.2% |
| 2010 | 6 | 162,913 | 2.2% | 16.25 | 2,647,992 | 2.1% |
| 2011 | 3 | 79,844 | 1.1% | 16.28 | 1,299,956 | 1.0% |
| Other | 9 | 422,721 | 5.7% | 14.24 | 6,020,296 | 4.7% |
| Total | 938 | 7,474,377 | 100.0% | $17.01 | $127,115,785 | 100.0% |

## Building Improvements, Tenant Improvements and Deferred Tenant Costs on the Company's Properties

The following table sets forth certain information with respect to the building improvements made, and tenant improvement costs and deferred tenant costs (leasing commissions and tenant relocation costs) incurred, by the Company during the three years ended December 31, 2002. The information set forth below is not necessarily indicative of future expenditures for these items.

| | Building Improvements | | Tenant Improvements | | Deferred Tenant Costs | |
|---|---|---|---|---|---|---|
| Year | Total | Per Average Usable Sq. Ft. Owned(4) | Total | Per Average Usable Sq. Ft. Owned (4) | Total | Per Average Usable Sq. Ft. Owned (4) |
| 2000 (1) | $4,005,000 | $0.48 | $8,362,000 | $1.00 | $1,711,000 | $0.20 |
| 2001 (2) | 4,829,000 | 0.58 | 6,666,000 | 0.80 | 1,381,000 | 0.17 |
| 2002 (3) | 4,383,000 | 0.69 | 5,156,000 | 0.81 | 1,338,000 | 0.21 |

(1) Excludes the 18 buildings for which construction was completed during 1998, 1999 and 2000.
(2) Excludes the 13 buildings for which construction was completed during 1999, 2000 and 2001.
(3) Excludes the 8 buildings constructed and the 2 properties acquired during 2000, 2001 and 2002.
(4) Per average rentable square foot for 2002.

### Fixed Rate Indebtedness on the Company's Properties

The following table sets forth with respect to each Office Project the principal amount (dollars in thousands) of, and the weighted average interest rate on, the indebtedness of the Company having a fixed interest rate and encumbering the Company's properties in such Office Project as of December 31, 2002.

| Office Project | Mortgage Loan Balance | Weighted Average Interest Rate |
|---|---|---|
| Atlanta Chamblee | $ 0 | -- |
| Atlanta Gwinnett | 10,476 | 8.26% |
| Atlanta Perimeter | 7,055 | 8.26% |
| Atlanta Three Ravinia | 85,000 | 5.26% |
| Charlotte University | 0 | -- |
| Charlotte Vanguard | 19,066 | 8.20% |
| Houston Post Oak | 0 | -- |
| Jacksonville Baymeadows | 33,073 | 7.86% |
| Jacksonville JTB | 17,061 | 8.26% |
| Memphis Germantown | 23,796 | 7.84% |
| Orlando Central | 25,801 | 8.26% |
| Orlando Lake Mary | 12,519 | 8.26% |
| Orlando University | 20,276 | 7.25% |
| Richmond Paragon | 7,718 | 8.00% |
| St. Petersburg | 27,216 | 8.26% |
| Tallahassee | 38,132 | 8.10% |
| Total | $327,189 | 7.32% |

A mortgage loan with Northwestern Mutual Life Insurance Company encumbers several Office Projects and the outstanding principal amount on this mortgage loan has been allocated based upon the square footage of the collateral in the applicable Office Project. For additional information on these loans see Note 3, "Mortgages and Loans Payable" of the Notes to Consolidated Financial Statements.

### Indebtedness with Variable Interest Rates

As of December 31, 2002, the Company had an outstanding balance of $26 million on its $100 million secured revolving credit facility and $78.5 million in term loans with variable interest rates encumbering certain of the Company's properties. The following table sets forth historical information with respect to indebtedness having variable interest rates (dollars in thousands):

| Year Ended December 31 | Balance at End of Period | Weighted Average Int. Rate at End of Period | Maximum Amount Outstanding | Approximate Average Amount Outstanding | Approximate Wtd. Avg. Int. Rate During the Period |
|---|---|---|---|---|---|
| 2002 | 104,509 | 4.2% | $192,509 | $75,498 | 4.1% |
| 2001 | 1,544 | 7.9% | 101,577 | 90,009 | 5.7% |
| 2000 | 90,000 | 8.1% | 123,500 | 96,262 | 7.9% |

**Item 3. LEGAL PROCEEDINGS**

None.

**Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS**

None.

## PART II

**Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS**

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol KE. The high and low closing sales prices for the periods indicated in the table below were:

| | Years | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2000 | |
| Quarter Ended | High | Low | High | Low | High | Low |
| March 31 | $17.95 | $15.85 | $15.97 | $13.35 | $17.9375 | $15.5000 |
| June 30 | 19.30 | 17.17 | 16.60 | 14.07 | 18.8750 | 16.5625 |
| September 30 | 18.71 | 15.75 | 17.51 | 15.95 | 17.4375 | 16.6250 |
| December 31 | 17.18 | 15.00 | 18.10 | 16.30 | 16.9375 | 15.0625 |

Any dividend paid in respect of the Company's common stock during the last quarter of each year will, if necessary, be adjusted to satisfy the REIT qualification requirement that at least 90 percent of the Company's REIT taxable income for such taxable year be distributed. The Company's secured revolving credit facility requires the Company to maintain certain financial ratios, which includes a limitation on dividends. However, this covenant does not restrict the Company from paying the dividends required to maintain its qualification as a REIT.

Set forth below are the dividends per share paid during the three years ended December 31, 2002.

| | Years | | |
|---|---|---|---|
| Quarter Ended | 2002 | 2001 | 2000 |
| March 31 | $.35 | $.35 | $.35 |
| June 30 | .35 | .35 | .35 |
| September 30 | .35 | .35 | .35 |
| December 31 | .35 | .35 | .35 |

On January 15, 2002, the Company paid a capital gain distribution in the form of a special dividend of $1.74 per share to shareholders of record on December 28, 2001.

On February 6, 2003, the Company paid a quarterly dividend of $0.35 per share to shareholders of record on December 31, 2002. In addition, the Company's Board of Directors has declared a quarterly dividend of $0.35 per share payable on May 1, 2003, to shareholders of record on March 31, 2003.

On February 28, 2003, there were approximately 1,200 shareholders of record and the closing price of the Company's common stock on the New York Stock Exchange was $15.48.

## Item 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements (as defined below) and the notes thereto.

| | (In thousands except per share and property data) | | | | |
|---|---|---|---|---|---|
| **Income Information** | 2002 | 2001 | 2000 | 1999 | 1998 |
| Rental revenues and other rental services | $126,404 | $165,623 | $164,733 | $156,153 | $133,663 |
| Interest revenues | 405 | 776 | 703 | 457 | 446 |
| Total operating revenues (1) | 129,751 | 169,703 | 166,526 | 158,537 | 135,940 |
| Property operations expense | 46,235 | 61,608 | 61,868 | 60,582 | 53,719 |
| Depreciation and amortization (1) | 27,908 | 35,099 | 34,244 | 31,477 | 27,454 |
| Mortgage and loan interest (1) | 25,145 | 26,112 | 28,157 | 22,730 | 17,543 |
| General and administrative expense | 11,381 | 8,412 | 20,217 | 8,633 | 6,953 |
| Net income | 16,423 | 73,223 | 27,153 | 36,586 | 29,602 |
| Earnings per share - diluted | 0.77 | 2.75 | 1.01 | 1.35 | 1.10 |
| Dividends declared per common share | 1.40 | 3.14 | 1.40 | 1.35 | 1.15 |
| Weighted average shares outstanding - diluted | 21,378 | 26,610 | 26,962 | 27,019 | 26,901 |
| **Balance Sheet Information** | | | | | |
| Operating properties (before depreciation) | $897,158 | $663,286 | $946,780 | $927,523 | $872,183 |
| Undeveloped land | 13,826 | 13,855 | 13,975 | 17,137 | 20,535 |
| Total assets | 805,085 | 690,585 | 851,022 | 885,739 | 834,995 |
| Mortgages and loans payable | 431,698 | 248,683 | 343,287 | 351,528 | 307,903 |
| Total shareholders' equity | 343,068 | 354,542 | 448,493 | 467,826 | 464,763 |
| **Other Information** | | | | | |
| Funds from operations (2) | $ 43,834 | $ 69,681 | $ 56,107 | $ 65,011 | $ 56,486 |
| Income before interest expense, income taxes, total depreciation and amortization | $69,063 | $135,118 | $ 89,533 | $ 90,980 | $ 75,555 |
| Number of buildings (at end of period) | 124 | 120 | 194 | 218 | 251 |
| Percent occupied (at end of period) | 84% | 90% | 90% | 93% | 90% |

(1) Certain amounts have been reclassified for comparability with current year presentation.

(2) The Company believes that Funds from Operations is one measure of the performance of an equity REIT. Funds from Operations should not be considered as an alternative to net income as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Funds from Operations is calculated as follows (in thousands):

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Net income | $16,423 | $73,223 | $27,153 | $36,586 | $29,602 |
| Depreciation - real estate | 25,889 | 32,261 | 31,720 | 28,800 | 25,146 |
| Amortization - deferred tenant costs | 1,523 | 2,172 | 1,923 | 2,132 | 1,464 |
| Amortization - goodwill | | 170 | 170 | 170 | 170 |
| Minority interest | 20 | 1,044 | 1,156 | 1,174 | 139 |
| Gain on sale or disposition of operating properties | | (39,189) | (5,963) | (3,846) | |
| Gain on sale or disposition of non-operating assets | (21) | | (52) | (5) | (35) |
| Funds from Operations | $43,834 | $69,681 | $56,107 | $65,011 | $56,486 |

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the selected financial data and the consolidated financial statements (the "Consolidated Financial Statements") appearing elsewhere in this report. Historical results and percentage relationships in the Consolidated Financial Statements, including trends which might appear, should not be taken as indicative of future operations or financial position. The Consolidated Financial Statements include the accounts of KE, Southeast, KRES, KRSI, KVP, KRLLC, KPO, and KPOLP (collectively, the "Company").

### GENERAL

The Company has prepared, and is responsible for, the accompanying Consolidated Financial Statements and the related consolidated financial information included in this report. Such Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include amounts determined using management's best judgments and estimates of the expected effects of events and transactions that are being accounted for currently.

The Company's independent auditors have audited the accompanying Consolidated Financial Statements. The objective of their audit, conducted in accordance with auditing standards generally accepted in the United States of America, was to express an opinion on the fairness of presentation, in all material respects, of the Company's consolidated financial position, results of operations, and cash flows in conformity with GAAP. They evaluated the Company's internal control structure to the extent considered necessary by them to determine the audit procedures required to support their report on the Consolidated Financial Statements and not to provide assurance on such structure.

The Company maintains accounting and other control systems which management believes provide reasonable assurance that the Company's assets are safeguarded and that the Company's books and records reflect the authorized transactions of the Company, although there are inherent limitations in any internal control structure, as well as cost versus benefit considerations. The Audit Committee of the Company's Board of Directors, which is composed exclusively of directors who are not officers of the Company, directs matters relating to audit functions, annually appoints the auditors subject to ratification of the Company's Board of Directors, reviews the auditors' independence, reviews the scope and results of the annual audit, and periodically reviews the adequacy of the Company's internal control structure with its external auditors, its internal auditors and its senior management.

In December 2001, the Company sold 75 suburban office buildings, one retail center and 3.4 acres of unimproved land to AP-Knight LP, a related party, for approximately $199,587,000, net of selling costs, and 5,733,772 shares of the Company's common stock (which were valued at approximately $96,327,000). These properties contained more than 3.9 million of rentable square feet and contributed rental revenues of approximately $54.4 million during the year ended December 31, 2001. Rental revenues for the sold properties comprised approximately 33% of the Company's total rental revenues for the year ended December 31, 2001. The results of these properties are included in the operating results of the Company for the period ending December 31, 2001. As a result, certain of the Company's current operating results, as compared to the prior year, have been affected by the sale of these assets. On January 15, 2002, the Company distributed a portion of the proceeds above in the form of a special dividend of $1.74 per share to shareholders of record on December 28, 2001.

During January 2002, the Company acquired all of the remaining limited partnership units in Koger-Vanguard Partners, L.P., a Delaware limited partnership, for approximately $16.5 million. These partnership units were convertible into 999,710 shares of the Company's common stock.

On January 31, 2002, the Company acquired Three Ravinia Drive, an 805,000 square foot suburban office building located in Atlanta, Georgia, for approximately $125.0 million and other transaction costs. As of December 31, 2002, approximately 63% of the property's rentable space was leased. On December 6, 2002, the Company acquired The Lakes on Post Oak, an 1.2 million square foot, suburban three office building complex located in Houston, Texas, for approximately $101.5 million and other transaction costs. As of December 31, 2002, approximately 78% of the property's rentable space was leased. The Company expects to lease the properties' vacant space over the next three years. The results of the Koger-Vanguard Partners, L.P., Three Ravinia Drive, and The Lakes on Post Oak acquisitions have been included in the Company's operating results for the period ending December 31, 2002 from their respective acquisition dates.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. The Company believes that its significant accounting policies and estimates include investments in real estate, depreciation and amortization, impairment of long-lived assets, revenue recognition, allowances for doubtful accounts, minority interest, federal income taxes, stock options, fair value of financial instruments, cash and cash equivalents, and restricted cash.

## RESULTS OF OPERATIONS

**Rental Revenues.** Rental and other rental services revenues decreased $39,272,000 or 23.7 percent from the year ended December 31, 2001 to the year ended December 31, 2002. This decrease resulted primarily from (i) the reduction of rental revenues due to the sale of 75 office buildings and one retail center on December 12, 2001 (the "2001 Property Sale") and (ii) the decline in occupancy in the "same store" universe of properties owned at December 31, 2001 and 2002. The effect of these decreases was partially offset by an increase in rental revenues ($3,247,000) from two buildings constructed by the Company in 2001, 11 months of revenues ($12,692,000) from the Three Ravinia Drive property, and approximately one month of revenue ($1,143,000) from The Lakes on Post Oak property. For 2001, rental revenues increased $890,000 or 0.5 percent from the year ended December 31, 2000 to the year ended December 31, 2001. This increase resulted primarily from (i) the increase in the Company's average rental rate and (ii) increases in rental revenues ($7,308,000) from seven buildings constructed by the Company. The effect of these increases was partially offset by (i) the reduction of rental revenues ($5,949,000) caused by the sale of two office parks during 2000 and 75 office buildings and one retail center on December 12, 2001 (the "2001 Property Sale") and (ii) the decline in occupancy in the "same store" universe of properties owned at December 31, 2000 and 2001. As of December 31, 2002, the Company's buildings were on average 84 percent occupied. The buildings owned by the Company were on average 90 percent occupied at both December 31, 2001 and 2000.

**Management Fee Revenues.** For 2002, management fee revenues decreased $733,000, as compared to 2001. This decrease was due primarily to the loss of fees from one management agreement that was terminated in 2001. This loss of fees was partially offset by fees received from AP-Knight LP under a property management agreement that began in December 2001. AP-Knight LP terminated this property management agreement effective December 31, 2002. For the year ended December 31, 2002, management fees and leasing commissions from AP-Knight LP totaled approximately $2,680,000. The loss of such revenues will be partially offset by a corresponding reduction in the direct cost of management fees. For 2001, management fee revenues increased $2,287,000, as compared to 2000. This increase was due primarily to (i) the merger of Koger Realty Services, Inc. into a wholly owned taxable subsidiary of the Company on February 1, 2001 (the "Merger") and (ii) the increase in asset management fees ($156,000) earned from Crocker Realty Trust. These increases were partially offset by reductions in (i) fees earned under the management contract with Centoff Realty Company, Inc. ("Centoff"), a subsidiary of Morgan Guaranty Trust Company of New York and (ii) construction management fees.

**Equity in Earnings from Unconsolidated Subsidiary (Koger Realty Services, Inc.)** Income from Koger Realty Services, Inc. decreased $564,000 for 2001, as compared to 2000, due to the Merger. The subsidiary was consolidated in 2002.

**Interest Income.** For 2002, interest revenues decreased $371,000, as compared to 2001. This decrease was due primarily to reductions in interest earned from loans to certain current and former employees and lower effective interest rates on the Company's average invested cash balances. For 2001, interest income increased $73,000, as compared to 2000, due to additional earnings on larger cash balances resulting from the 2001 Property Sale.

**Expenses.** Property operations expense includes such charges as utilities, real estate taxes, janitorial, maintenance, property insurance, provision for uncollectible rents and management costs. During 2002, property operations expense decreased $15,373,000, compared to 2001, primarily due to (i) the 2001 Property Sale, (ii) the Company's ongoing cost management programs, and (iii) reductions in the Company's provision for uncollectible accounts. During 2001, property operations expense decreased $260,000 or 0.4 percent, compared to 2000, primarily due to the reduction of property operations expense ($3,365,000) caused by the sale of two office parks during 2000 and the 2001 Property Sale. Most of this decrease was offset by (i) the increases in property operations expense ($1,870,000) from seven buildings constructed by the Company and (ii) increases in the Company's provision for uncollectible accounts. For 2002, 2001 and 2000, property operations expense as a percentage of total rental and other rental services revenues was 36.5 percent, 37.2 percent and 37.6 percent, respectively.

Depreciation expense has been calculated on the straight-line method based upon the useful lives of the Company's depreciable assets, generally 3 to 40 years. For 2002, depreciation expense decreased $6,372,000, compared to 2001, due to the 2001 Property Sale. The effect of this decrease was partially offset by the acquisition of the Three Ravinia Drive and The Lakes on Post Oak properties during 2002. For 2001, depreciation expense increased $605,000 or 1.9 percent, compared to 2000, due to the construction completed during 2000 and 2001. The effect of this increase was partially offset by the sale of two office parks during 2000 and the 2001 Property Sale.

In 2002, amortization expense decreased $819,000, compared to 2001. These decreases were due primarily to a decline in the Company's expenditures for deferred tenant costs and the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002. SFAS No. 142 discontinues the practice of amortizing goodwill. In 2001, amortization expense increased $269,000, compared to 2000, due to deferred tenant costs incurred during 2000 and 2001.

Interest expense decreased $967,000 during 2002, compared to 2001, primarily due to (i) the decrease in the average balance of mortgages and loans payable and (ii) the decrease in the average interest rate on the Company's variable rate loans. For 2001, interest expense decreased $2,045,000 during 2001, compared to 2000, primarily due to the decrease in the average interest rate on the Company's variable rate loans. During 2002, 2001, and 2000, the weighted average interest rate on the Company's variable rate loans was 4.1 percent, 5.7 percent and 7.9 percent, respectively. The Company's average outstanding amount under such loans during 2002, 2001, and 2000 was $75,498,000, $90,009,000, and $96,262,000, respectively. During 2002, 2001, and 2000, the weighted average interest rate on the Company's fixed rate loans was 7.3 percent, 8.0 percent and 8.0 percent, respectively. The Company's average outstanding amount under its fixed rate loans during 2002, 2001, and 2000 was $327,189,000, $250,373,000, and $255,439,000, respectively.

For 2002, general and administrative expenses increased $2,969,000, compared to 2001. During 2002, the Company expensed $2,118,000 of compensation expense (of which $1,942,000 was general and administrative expense) related to special distributions that are probable of being paid under the terms of certain stock options agreements. In March 2003, the Company paid special distributions of $1,740,000 which had been accrued as of December 31, 2002. The Company also incurred a one-time curtailment loss of $418,000 related to the resignation of a participant in the Company's retirement plan. The Company also experienced increases in professional fees for internal audit, legal, and personnel recruiting services. For 2001, general and administrative expenses decreased $11,805,000, compared to 2000, primarily due to certain non-recurring charges, including restructuring charges and severance costs, incurred during 2000.

Direct costs of management fees decreased $43,000 during 2002, compared to 2001. Direct costs of management fees increased $2,480,000 during 2001, compared to 2000, primarily due to the Merger. This increase was partially offset by declines in costs due to (i) termination of the Centoff management contract and (ii) reduction in construction management services provided to third parties.

Other expenses decreased $46,000 during 2002, compared to 2001, primarily due to the reduction in real estate taxes on unimproved land. Other expenses decreased $28,000 during 2001, compared to 2000, primarily due to the reduction in real estate taxes on unimproved land resulting from the reduction in the number of acres held for investment and held for sale.

Management periodically reviews its investment in properties for evidence of impairments in value. Factors considered consist of, but are not limited to: current and projected occupancy rates, market conditions in different geographic regions, and management's plans with respect to its properties. If management were to conclude that expected cash flows would not enable the Company to recover the carrying amount of its investments, losses would be recorded and asset values would be reduced. No such impairments in value were recognized during 2002, 2001 or 2000.

## LIQUIDITY AND CAPITAL RESOURCES

**Operating Activities.** During the year ended December 31, 2002, the Company generated approximately $46.7 million in net cash from operating activities. The Company's primary internal sources of cash are (i) the collection of rents from buildings owned by the Company and (ii) the receipt of management fees paid to the Company in respect of properties managed on behalf of AP-Knight LP and Crocker Realty Trust. As a REIT for Federal income tax purposes, the Company is required to pay out annually, as dividends, 90 percent of its REIT taxable income (which, due to non-cash charges, including depreciation and net operating loss carryforwards, may be substantially less than cash flow). In the past, the Company has paid out dividends in amounts at least equal to its REIT taxable income. The Company believes that its cash provided by operating activities and its current cash balance will be sufficient to cover debt service payments and to pay the dividends required to maintain REIT status through 2003.

The level of cash flow generated by rents depends primarily on the occupancy rates of the Company's buildings and changes in rental rates on new and renewed leases and under escalation provisions contained in most leases. As of December 31, 2002, approximately 99 percent of the Company's annualized gross rental revenues were derived from existing leases containing provisions for rent escalations. However, market conditions may prevent the Company from escalating rents under such provisions.

As of December 31, 2002, leases representing approximately 24.1 percent of the gross annualized rent from the Company's properties, without regard to the exercise of options to renew, were due to expire during 2003. This represents approximately 350 leases for space in buildings located in 15 of the Company's 16 Office Projects. Certain of these tenants may not renew their leases or may reduce their demand for space. Leases were renewed on approximately 64 percent, 66 percent and 61 percent of the Company's rentable square feet, which were scheduled to expire during 2002, 2001 and 2000, respectively. For those leases which renewed during 2002, the average base rental rate increased from $17.23 to $17.44, an increase of 1.2 percent. Current market conditions in certain markets may require that rental rates at which leases are renewed or at which vacated space is leased be lower than rental rates under existing leases. Based upon the amount of leases which will expire during 2003 and the competition for tenants in the markets in which the Company operates, the Company has offered, and expects to continue to offer, incentives to certain new and renewal tenants. These incentives may include the payment of tenant improvement costs and, in certain markets, reduced rents during initial lease periods.

The Company has historically benefited from generally positive economic conditions and stable occupancy levels in many of the metropolitan areas in which the Company owns office buildings. The Company believes that the southeastern and southwestern United States provides significant economic growth potential due to its diverse regional economies, expanding metropolitan areas, skilled work force and moderate labor costs. However, the Company is currently experiencing a slowdown in the demand for office space in the markets in which it owns office buildings. Cash flow from operations could be reduced if a weakened economy resulted in lower occupancy, declining market rental rates, and lower rental income for the Company's office buildings, which may in turn affect the amount of dividends paid by the Company. For the properties owned on December 31, 2002, occupancy was 84 percent.

Governmental tenants (including the State of Florida and the United States of America), which accounted for 24.4 percent of the Company's leased space as of December 31, 2002, may be subject to budget reductions in times of recession and governmental austerity measures. Consequently, there can be no assurance that governmental appropriations for rents may not be reduced. Additionally, certain of the private-sector tenants, which have contributed to the Company's rent stream, may reduce their current demands, or curtail their future need, for additional office space.

On December 12, 2001, the Company began providing property management and leasing services to AP-Knight for 75 suburban office buildings and one retail center. AP-Knight acquired these properties from the Company. The Company agreed to continue to manage and lease these properties for what it considers to be arm's length property management and leasing fees. This agreement was terminable by either party upon 30 days written notice. AP-Knight LP terminated this property management agreement effective December 31, 2002. For the year ended December 31, 2002, management fees and leasing commissions from AP-Knight totaled approximately $2,680,000. The loss of such revenues will be partially offset by a corresponding reduction in the direct cost of management fees. From February 1, 2001 through August 31, 2001, the Company provided property management services for 55 commercial office properties owned by Koala. During this period, the Company earned fees of $3,499,000 for the management of these properties.

During 2000, the Company reached an agreement with Crocker Realty Trust ("CRT") to provide asset management services for the 6.1 million square foot portfolio of CRT of which Mr. Thomas J. Crocker is the Chairman of the Board and Chief Executive Officer owning 2.8 percent of the outstanding CRT shares, Mr. Robert E. Onisko is the Treasurer and Chief Financial Officer owning 0.2 percent of the outstanding shares and Apollo is a principal shareholder owning 49 percent of the outstanding CRT shares. The Company is paid a fee for these services based upon the value of CRT's assets. The agreement is terminable by either party upon 90 days written notice. The terms of this agreement were approved by a committee of the Company's Board of Directors whose members were not affiliated with CRT, and who determined that such terms were similar to those that could be obtained from an unaffiliated third party. During 2002 and 2001, the Company earned fees of $603,000 and $452,000, respectively, under this agreement. Currently, the Company provides asset management services for the remaining 4.6 million square feet owned by CRT.

**Investing Activities.** At December 31, 2002, substantially all of the Company's invested assets were in office buildings and land. Improvements to the Company's existing properties have been financed principally through internal operations. During 2002, the Company's expenditures for improvements to existing properties decreased by approximately $1.4 million from the prior year, primarily due to decreases in expenditures for tenant improvements. This decrease in expenditures for tenant improvements was primarily due to (i) the 2001 Property Sale and (ii) the lower leasing activity of second generation space during 2002 compared to 2001.

During January 2002, the Company acquired all of the remaining limited partnership units in Koger-Vanguard Partners, L.P., a Delaware limited partnership, for approximately $16.5 million. These partnership units were convertible into 999,710 shares of the Company's common stock.

On January 31, 2002, the Company acquired Three Ravinia Drive, an 805,000 suburban square foot office building located in Atlanta, Georgia, for approximately $125.0 million and other transaction costs. The Company allocated approximately $7.0 million and $118.3 million of the net purchase price to the value of the acquired land and building, respectively. As of December 31, 2002, approximately 63% of the property's rentable space was leased. The Company expects to lease most of the property's vacant space over the next three years.

On December 6, 2002, the Company acquired The Lakes on Post Oak, an 1.2 million square foot, suburban three office building complex located in Houston, Texas, for approximately $101.5 million and other transaction costs. The Company allocated approximately $12.4 million and $90.7 million of the net purchase price to the value of the acquired land and building, respectively. As of December 31, 2002, approximately 78% of the property's rentable space was leased. The Company expects to lease most of the properties' vacant space over the next three years.

The Company had no development activity in 2002. During 2001, the Company completed the development of two buildings, which contain 180,900 gross square feet. During 2000, the Company completed the development of six buildings, which contain 579,200 gross square feet. During 1999, the Company completed the development of six buildings, which contain 630,400 gross square feet. At December 31, 2002, the Company owned 10 of these 14 buildings containing 983,900 gross square feet.

On December 12, 2001, the Company sold 75 suburban office buildings, one retail center and 3.4 acres of unimproved land for approximately $199,587,000, net of selling costs, and 5,733,772 shares of the Company's common stock (which were valued at approximately $96,327,000). These properties contained more than 3.9 million rentable square feet and were located in Austin and San Antonio, Texas; Charlotte and Greensboro, North Carolina; Greenville, South Carolina; and Birmingham, Alabama. These properties were sold to AP-Knight, an affiliate of Apollo. A former director of the Company is the partner responsible for investments at Apollo. The transaction was negotiated by a Special Committee of the Board of Directors composed of directors who had no affiliation with Apollo. In order to insure that the terms of the transaction were equal to, or better than, a similar transaction with an unrelated third party, the Company initiated a marketing period through its financial advisor during which unrelated bidders were asked to submit competing offers to purchase these properties. Prior to the closing of the sale, the Company did not receive any sufficiently attractive alternative offers for these properties. In connection with this transaction, Morgan Stanley & Co. Incorporated acted as financial advisor and provided an opinion to the Special Committee of the Board of Directors which opinion stated that the consideration received by the Company from the transaction was fair from a financial point of view.

On June 1, 2000, the Company sold the Tulsa Center (containing 476,400 multi-tenant usable square feet and 10 acres of undeveloped land) for approximately $28,841,000, net of selling costs. The Company sold approximately 5.6 acres of unimproved land located in Richmond, Virginia, for approximately $800,000, net of selling costs, on July 10, 2000. On August 11, 2000, the Company sold the El Paso Center (containing 315,600 multi-tenant usable square feet) for approximately $20,075,000, net of selling costs. On August 31, 1999, the Company sold the Jacksonville Central Center (containing 666,000 multi-tenant usable square feet and 1.4 acres of undeveloped land) and the Charlotte East Center (containing 468,900 multi-tenant usable square feet and 3.9 acres of undeveloped land) for approximately $68,761,000, net of selling costs.

**Financing Activities.** The Company's primary external sources of cash are bank borrowings, mortgage financings, and public and private offerings of equity securities. The proceeds of these financings are used by the Company to acquire buildings and land or to refinance debt. The Company has a $100 million secured revolving credit facility provided by Fleet Bank, of which $26 million and $0 were outstanding at December 31, 2002 and 2001, respectively.

Prior to 1999, the Company's Board of Directors (the "Board") approved the repurchase of up to one million shares of the Company's common stock (the "Shares"). The Company repurchased 54,000 Shares for approximately $852,000 during 1999. During 2000, the Board approved the repurchase of up to 2.65 million Shares and the Company repurchased 1,209,980 Shares for approximately $20.4 million for a remaining balance of approximately 1.44 million Shares approved. The Company did not repurchase any Shares during 2001. During 2002, the Company repurchased 32,800 Shares for approximately $503,000.

During December 2001, the Company repaid the $90 million outstanding balance under the secured revolving credit facility provided by First Union National Bank of Florida. This credit facility matured during December 2001. On December 28, 2001, the Company closed on a new $125 million secured revolving credit facility provided by Fleet Bank. The commitment on this facility was subsequently reduced to $100 million in December 2002. This facility provides for monthly interest payments, requires the Company to maintain certain financial ratios and matures in December 2004.

During the fourth quarter 2002, Koger acquired The Lakes on Post Oak. The funds required for this acquisition were drawn from a $77 million mortgage secured by the property as well as draws on the Company's revolving credit facility. The non-recourse debt expires on December 9, 2004 and bears interest at LIBOR plus 287 basis points with a maximum interest rate of 8.32% for the first two years. Three consecutive one-year extensions, with 0.25% in extension fees in the second and third years, are available at the Company's option. These extensions are contingent on the Company's compliance with certain covenants.

During the fourth quarter 2002, Koger secured an $85 million non-recourse loan from Metropolitan Life Insurance Company collateralized by its Three Ravinia Drive property in Atlanta, Georgia. This loan has a five-year term expiring on January 1, 2008 with a fixed interest rate of 5.26%. Koger used the proceeds from this loan to pay down a substantial portion of the existing balance on its secured revolving credit facility.

Concurrently, Koger amended its secured revolving credit facility to lower the commitment amount to $100 million from $125 million and modified certain debt covenant definitions and other requirements.

Loan maturities and normal amortization of mortgages and loans payable during 2003 are expected to total approximately $12.9 million. In order to generate funds sufficient to make principal payments in respect of indebtedness of the Company over the long term, as well as necessary capital and tenant acquisition expenditures, the Company will be required to successfully refinance its indebtedness or procure additional equity capital. However, there can be no assurance that any such refinancing or equity financing will be achieved or will generate adequate funds on a timely basis for these purposes. If additional funds are raised by issuing equity securities, further dilution to existing shareholders may result. Unfavorable conditions in the financial markets, the degree of leverage of the Company and various other factors may limit the ability of the Company to successfully undertake any such financings, and no assurance can be given as to the availability of alternative sources of funds. The Company has filed shelf registration statements with respect to the issuance of up to $300 million of its common and/or preferred stock. The Company has issued $91.6 million of its common stock under such registration statements.

In addition, in the event the Company is unable to generate sufficient funds both to meet principal payments in respect of its indebtedness and to satisfy distribution requirements of 90 percent of annual REIT taxable income to its shareholders, the Company may be unable to qualify as a REIT. In such an event, (i) the Company will incur federal income taxes and perhaps penalties, (ii) if the Company is then paying dividends, it may be required to decrease any dividend payments to its shareholders, and (iii) the market price of the Company's common stock may decrease. The Company would also be prohibited from requalifying as a REIT for five years.

**CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995**

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their businesses without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. The Company desires to take advantage of the "safe harbor" provisions of the Act.

This Annual Report on Form 10-K contains forward-looking statements, together with related data and projections, about the Company's projected financial results and its future plans and strategies. However, actual results and needs of the Company may vary materially from forward-looking statements and projections made from time to time by the Company on the basis of management's then-current expectations. The business in which the Company is engaged involves changing and competitive markets and a high degree of risk, and there can be no assurance those forward-looking statements and projections will prove accurate. Accordingly, the Company hereby identifies the following important factors, which could cause the Company's actual performance and financial results to differ materially from any results, which might be projected, forecast, estimated or budgeted by the Company.

## Real Estate Financing Risks

**Existing Debt.** The Company is subject to risks normally associated with debt financing, including (a) the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, (b) the risk that the existing debt in respect of the Company's properties (which in substantially all cases will not have been fully amortized at maturity) will not be able to be refinanced and (c) the risk that the terms of any refinancing of any existing debt will not be as favorable as the terms of such existing debt. The Company currently has outstanding debt of approximately $431.7 million, all of which is secured by the Company's properties. Approximately $249.5 million of such debt will mature by 2007. The $100 million secured revolving credit facility ($26.0 million of which had been borrowed at December 31, 2002) matures in December 2004. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, the Company expects that its cash flow will not be sufficient to repay all such maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing (such as the reluctance of lenders to make commercial real estate loans) result in higher interest rates upon refinancing than the interest rates on the existing debt, the interest expense relating to such refinanced debt would increase, which would adversely affect the Company's cash flow and the amount of distributions the Company would be able to make to its shareholders. If the Company has mortgaged a property to secure payment of debt and the Company is unable to meet the mortgage payments, then the mortgagee may foreclose upon, or otherwise take control of, such property, with a consequent loss of income and asset value to the Company.

**Risk of Rising Interest Rates and Variable Rate Debt.** The Company currently has a $100 million secured revolving credit facility and term loans with variable interest rates. The Company may incur additional variable rate debt in the future. Increases in interest rates on such debt could increase the Company's interest expense, which would adversely affect the Company's cash flow and its ability to pay dividends to its shareholders.

**Existing Leverage; No Limitation on Debt.** As of December 31, 2002, the debt to total market capitalization ratio of the Company was approximately 57 percent. The Company's policy regarding this ratio (i.e., total consolidated debt as a percentage of the sum of the market value of issued and outstanding capital stock plus total consolidated debt) is not subject to any limitation in the organizational documents of the Company. Accordingly, the Board of Directors could establish policies which would increase the Company's debt to total market capitalization ratio subject to any existing debt covenants. If this action were taken, the Company could become more highly leveraged, resulting in an increase in debt service that (a) could adversely affect the Company's cash flow and, consequently, the amount of cash available for distribution to shareholders and (b) could increase the risk of default on the Company's debt.

For purposes of establishing and evaluating its debt policy, the Company measures its leverage by reference to the total market capitalization of the Company rather than by reference to the book value of its assets. The Company has used total market capitalization because it believes that the book value of its assets (which to a large extent is comprised of the depreciated value of real property, the Company's primary tangible asset) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company at all times. The Company also considers factors other than its market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of its properties upon refinancing and the ability of particular properties, and the Company as a whole, to generate cash flow to cover expected debt service.

## Geographic Concentration

The Company's revenues and the value of its properties may be affected by a number of factors, including the regional and local economic climates of the metropolitan areas in which the Company's Office Projects are located (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and regional and local real estate conditions in such areas (including oversupply of, or reduced demand for, office and other competing commercial properties). All of the Company's Office Projects are located in the southeastern United States and

Houston, Texas. There is also the risk of over building in certain sub-markets located in markets which the Company currently serves. While the Company has generally avoided acquiring or developing property in these sub-markets such over built conditions may occur in sub-markets where the Company currently owns properties. The Company's performance and its ability to pay dividends to its shareholders are, therefore, dependent on economic conditions in these markets. The Company's historical growth has occurred during periods when the economy in the southeastern United States has out-performed the national economy. There can be no assurance as to the continued growth of the economy in the southeastern United States and Houston, Texas or the future growth rate of the Company.

**Renewal of Leases and Reletting of Space**

The Company is subject to the risks that upon expiration of leases for space located in its buildings (a) such leases may not be renewed, (b) such space may not be relet or (c) the terms of renewal or reletting (taking into account the cost of required renovations) may be less favorable than current lease terms. Leases on a total of 24.4 percent and 12.1 percent of the total rentable square feet leased in the Company's buildings will expire in 2003 and 2004, respectively. If the Company is unable to promptly relet, or renew the leases for, all or a substantial portion of the space located in its buildings, or if the rental rates upon such renewal or reletting are significantly lower than expected rental rates, or if the Company's reserves for these purposes prove inadequate, the Company's cash flow and its ability to make expected dividends to its shareholders may be adversely affected.

**Leases with State of Florida**

At December 31, 2002, the Company had 43 leases with various departments and agencies of the State of Florida which totaled approximately 688,000 rentable square feet. The majority of these leases are for space in the Company's Office Projects located in Tallahassee, Florida. These leases have provisions for early termination for various reasons, including lack of budget appropriations. During times of recession and government austerity measures, the State of Florida may be subject to budget reductions and may decide to terminate certain of its leases prior to the contractual lease expiration date. In addition, these leases provide the State of Florida with the right to terminate, without penalty, prior to the contractual lease expiration date in the event a State owned building becomes available for occupancy upon giving six months advance written notice to the Company. During 2002, the State of Florida announced its intention to eliminate its Department of Labor, which had a direct impact on the Company's property in Tallahassee. The Company is currently evaluating the long-term impact of this reorganization and is in negotiations with other state departments to reassign the vacated space.

**Real Estate Investment Risks**

**General Risks.** Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If the Company's properties do not generate revenues sufficient to meet operating expenses, including current levels of debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs and the Company's cash flow and its ability to pay dividends to its shareholders will be adversely affected. The Company must obtain external financing to meet future debt maturities.

The Company's net revenues and the value of its properties may be adversely affected by a number of factors, including the national, regional and local economic climates; regional and local real estate conditions; the perceptions of prospective tenants as to the attractiveness of the property; the ability of the Company to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

**Illiquidity of Real Estate.** Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

**Competition.** Numerous office buildings compete with the Company's Office Projects in attracting tenants to lease space. Some of these competing buildings are newer, better located or better capitalized than some of the Company's buildings. The Company believes that major national or regional commercial property developers will continue to seek development opportunities in the southeastern and southwestern United States. These developers may have greater financial resources than the Company. The number of competitive commercial properties in a particular area could have a material adverse affect on the Company's ability to lease space in its Office Projects or at newly developed or acquired properties or on the amount of rents charged.

**Changes in Laws.** Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to pay dividends to its shareholders. The Company's properties are also subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the "ADA") and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that its properties are currently in substantial compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse affect on the Company's cash flow and dividends paid.

**Uninsured Loss.** The Company presently carries comprehensive liability, fire, and flood (where appropriate), extended coverage and rental loss insurance with respect to its properties, with policy specifications and insured limits customary for similar properties. There are, however, certain types of losses (such as from wars or certain acts of terrorism, including nuclear, chemical, and biological attacks) that may be either uninsurable or not economically insurable. Should an uninsured loss or a loss exceeding policy limits occur, the Company could lose both its capital invested in, and anticipated profits from, one or more of its properties.

**Bankruptcy and Financial Condition of Tenants.** At any time, a tenant of the Company's buildings may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available for distribution by the Company. No assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. If a tenant's lease is not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's income may be adversely affected.

**Americans with Disabilities Act Compliance.** Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements relating to access and use by disabled persons. These requirements became effective in 1992. Compliance with the requirements of the ADA could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. Government or an award of damages to private litigants. Although the Company believes that its properties are substantially in compliance with these requirements, the Company may incur additional costs to comply with the ADA. Although the Company believes that such costs will not have a material adverse affect on the Company, if required changes involve a greater expenditure than the Company currently anticipates, the Company's ability to pay dividends to its shareholders could be adversely affected.

**Risks Involved in Property Ownership Through Partnership and Joint Ventures.** Although the Company owns fee simple interests in all of its properties, in the future the Company could, if then permitted by the covenants in its loan agreements and its financial position, participate with other entities in property ownership through partnerships or joint ventures. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present in property ownership, including the possibility that (a) the Company's partners or co-ventures might become bankrupt, (b) such partners or co-ventures might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and (c) such partners or co-ventures may be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives, including the Company's policy to maintain its qualification as a REIT. The Company will, however, seek to maintain sufficient control of such participants or joint ventures to permit the Company's business objectives to be achieved. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

**Impact of Inflation.** The Company may experience increases in its expenses, including debt service, as a result of inflation. The Company's exposure to inflationary cost increases in property level expenses is reduced by escalation clauses, which are included in most of its leases. However, market conditions may prevent the Company from escalating rents. Inflationary pressure may increase operating expenses, including labor and energy costs (and, indirectly, real estate taxes) above expected levels at a time when it may not be possible for the Company to increase lease rates to offset such higher operating expenses. In addition, inflation can have secondary effects upon occupancy rates by decreasing the demand for office space in many of the markets in which the Company operates.

Although inflation has historically often caused increases in the value of income-producing real estate through higher rentals, the Company can provide no assurance that inflation, when and if it occurs, will increase the value of its properties in the future.

**Risk of Development, Construction and Acquisition Activities**

Within the constraints of its policy concerning leverage, the Company has and will continue to develop and construct office buildings, particularly on its undeveloped land. Risks associated with the Company's development and construction activities, including activities relating to its undeveloped land, may include: abandonment of development opportunities; construction costs of a property exceeding original estimates and possibly making the property uneconomical; occupancy rates and rents at a newly completed property insufficient to make the property profitable; unavailability of financing on favorable terms for development of a property; and the failure to complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

The Company will continue to acquire office buildings. Acquisitions of office buildings entail risks that investments will fail to perform in accordance with expectations. Estimates of the cost of improvements to bring an acquired building up to standards established for the market position intended for such building may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

The Company anticipates that any future developments and acquisitions would be financed through a combination of internally generated cash, equity investments and secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

**Changes in Policies Without Shareholder Approval**

The investment, financing, borrowing and distribution policies of the Company, as well as its policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by the Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of the Board of Directors without a vote of the shareholders of the Company. A change in these policies could adversely affect the financial condition or results of operations of the Company or the market price of the common stock.

**Limitations of REIT Status on Business of Subsidiaries**

Certain requirements for REIT qualification may in the future limit the Company's ability to increase fee development, management and leasing operations conducted, and related services offered, by the Company's subsidiaries without jeopardizing the Company's qualification as a REIT.

**Adverse Consequences of Failure to Qualify as a REIT**

The Company believes it has operated so as to qualify as a REIT under the Internal Revenue Code since its inception in 1988. Although management of the Company intends that the Company continue to operate so as to qualify as a REIT, no assurance can be given that the Company will remain qualified as a REIT. Qualification as a REIT involves the application and satisfaction of highly technical and complex Code requirements for which there are only limited judicial and administrative interpretations. Uncertainty in the application of such requirements, as well as circumstances not entirely within the Company's control, may affect the Company's ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any pending tax legislation that would adversely affect the Company's ability to operate as a REIT.

**Possible Environmental Liabilities**

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew, or caused the presence, of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Any person who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs that it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACM") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACM and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACM. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs. All ACM in the Company's buildings has been found to be in good condition and non-friable, and should not present a risk as long as it continues to be properly managed.

The Company's environmental assessments of its properties have not revealed any environmental liability that the Company believes would have a material adverse affect on its business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability or the current environmental condition of the Company's properties will not be affected by tenants, by the condition of land or operations in the vicinity of such properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

**Effect of Market Interest Rates on Price of Common Stock**

One of the factors that will influence the market price of the Company's common stock in public markets will be the annual dividend yield on the share price reflected by dividends paid by the Company. An increase in market interest rates could reduce cash available for distribution by the Company to its shareholders and, accordingly, adversely affect the market price of the common stock.

**Additional Information**

For additional disclosure of risk factors to which the Company is subject, see the other sections of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

**Interest Rate Risk**

The Company currently has a $100 million secured revolving credit facility and term loans with variable interest rates. The Company may incur additional variable rate debt in the future to meet its financing needs. Increases in interest rates on such debt could increase the Company's interest expense, which would adversely affect the Company's cash flow and its ability to pay dividends to its shareholders. The Company has not entered into any interest rate hedge contracts in order to mitigate the interest rate risk with respect to the secured revolving credit facility. As of December 31, 2002, the Company had $104.5 million outstanding under loans with variable interest rates. If the weighted average interest rate on this variable rate debt were 100 basis points higher or lower, annual interest expense would be increased or decreased by approximately $1,045,000.

Additionally, the Company had $327.2 million outstanding under loans with fixed interest rates as of December 31, 2002. The Company may incur additional fixed rate debt in the future to meet its financing needs. Should market interest rates decline, the Company's use of fixed rate debt financing may result in the recognition of interest expense at rates higher than market rates. If the market interest rate on this fixed rate debt were 100 basis points lower, the Company would forfeit annual interest expense savings of approximately $3,272,000 as compared to variable rate debt financing.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES


| | PAGE NO. |
|---|---|
| Independent Auditors' Report | 26 |
| Consolidated Financial Statements: | |
| Consolidated Balance Sheets as of December 31, 2002 and 2001 | 27 |
| Consolidated Statements of Operations for Each of the Three Years in the Period Ended December 31, 2002 | 28 |
| Consolidated Statements of Changes in Shareholders' Equity for Each of the Three Years in the Period Ended December 31, 2002 | 29 |
| Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2002 | 30 |
| Notes to Consolidated Financial Statements for Each of the Three Years in the Period Ended December 31, 2002 | 31 |
| Financial Statement Schedules: | |
| Schedule II - Valuation and Qualifying Accounts for the Three Years Ended December 31, 2002 | 46 |
| Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2002 | 47 |

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Koger Equity, Inc.
Boca Raton, Florida

We have audited the accompanying consolidated balance sheets of Koger Equity, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 8. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Koger Equity, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Certified Public Accountants

West Palm Beach, Florida
February 21, 2003

## KOGER EQUITY, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
## AS OF DECEMBER 31, 2002 AND 2001
## (In Thousands Except Share Data)

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Real estate investments: | | |
| Operating properties: | | |
| Land | $110,653 | $ 91,919 |
| Buildings | 783,185 | 568,285 |
| Furniture and equipment | 3,320 | 3,082 |
| Accumulated depreciation | (149,830) | (123,999) |
| Operating properties – net | 747,328 | 539,287 |
| Undeveloped land held for investment | 9,995 | 13,779 |
| Undeveloped land held for sale, net of allowance | 3,831 | 76 |
| Cash and cash equivalents | 4,627 | 113,370 |
| Restricted cash | 13,340 | -- |
| Accounts receivable, net of allowance for uncollectible accounts of $1,280 and $1,114 | 12,183 | 11,574 |
| Cost in excess of fair value of net assets acquired, net of accumulated amortization of $683 and $683 | 595 | 595 |
| Other assets | 13,186 | 11,904 |
| **TOTAL ASSETS** | $805,085 | $690,585 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Mortgages and loans payable | $431,698 | $248,683 |
| Accounts payable | 3,801 | 4,962 |
| Accrued real estate taxes payable | 147 | 1,007 |
| Accrued liabilities – other | 13,435 | 9,206 |
| Dividends payable | 7,453 | 44,159 |
| Advance rents and security deposits | 5,483 | 5,103 |
| Total Liabilities | 462,017 | 313,120 |
| Minority interest | -- | 22,923 |
| Commitments and contingencies (Notes 2 and 10) | | |
| Shareholders' equity: | | |
| Preferred stock, $.01 par value; 50,000,000 shares authorized; issued: none | -- | -- |
| Common stock, $.01 par value; 100,000,000 shares authorized; issued: 29,826,632 and 29,663,362 shares; outstanding: 21,294,894 and 21,128,905 shares | 298 | 297 |
| Capital in excess of par value | 472,156 | 469,779 |
| Notes receivable from stock sales to related parties | (5,266) | (5,066) |
| Accumulated other comprehensive loss | (212) | -- |
| Retained earnings | 7,813 | 21,180 |
| Treasury stock, at cost; 8,531,738 and 8,534,457 shares | (131,721) | (131,648) |
| Total Shareholders' Equity | 343,068 | 354,542 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $805,085 | $690,585 |

See Notes to Consolidated Financial Statements.

**KOGER EQUITY, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**FOR EACH OF THE THREE YEARS IN THE PERIOD**
**ENDED DECEMBER 31, 2002**
**(In Thousands Except Per Share Data)**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Revenues** | | | |
| Rental and other rental services | $126,404 | $165,623 | $164,733 |
| Management fees | 3,347 | 4,080 | 1,793 |
| Total operating revenues | 129,751 | 169,703 | 166,526 |
| **Expenses** | | | |
| Property operations | 46,235 | 61,608 | 61,868 |
| Depreciation and amortization | 27,908 | 35,099 | 34,244 |
| General and administrative | 11,381 | 8,412 | 20,217 |
| Direct cost of management fees | 3,335 | 3,378 | 898 |
| Other | 143 | 189 | 217 |
| Total operating expenses | 89,002 | 108,686 | 117,444 |
| **Operating Income** | 40,749 | 61,017 | 49,082 |
| **Other Income and Expense** | | | |
| Interest | 405 | 776 | 703 |
| Mortgage and loan interest | (25,145) | (26,112) | (28,157) |
| Total other income and expense | (24,740) | (25,336) | (27,454) |
| **Income Before Gain on Sale or Disposition of Assets, Income Taxes and Minority Interest and Equity in Earnings of Unconsolidated Subsidiary** | 16,009 | 35,681 | 21,628 |
| Gain on sale or disposition of assets | 21 | 39,189 | 6,015 |
| **Income Before Income Taxes and Minority Interest and Equity in Earnings of Unconsolidated Subsidiary** | 16,030 | 74,870 | 27,643 |
| Income tax provision (benefit) | (413) | 684 | (21) |
| **Income Before Minority Interest and Equity in Earnings of Unconsolidated Subsidiary** | 16,443 | 74,186 | 27,664 |
| Minority interest | (20) | (1,044) | (1,156) |
| Equity in earnings of unconsolidated subsidiary | -- | 81 | 645 |
| **Net Income** | $ 16,423 | $ 73,223 | $ 27,153 |
| **Earnings Per Share:** | | | |
| Basic | $ 0.77 | $ 2.76 | $ 1.02 |
| Diluted | $ 0.77 | $ 2.75 | $ 1.01 |
| **Weighted Average Shares:** | | | |
| Basic | 21,269 | 26,517 | 26,730 |
| Diluted | 21,378 | 26,610 | 26,962 |

See Notes to Consolidated Financial Statements.

KOGER EQUITY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE THREE YEARS IN THE PERIOD
ENDED DECEMBER 31, 2002
(In Thousands)

| | Common Stock | | Capital in Excess of Par Value | Notes Receivable from Stock Sales | Accumulated Other Comprehensive Loss | Retained Earnings | Treasury Stock | Total Share-holders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares Issued | Par Value | | | | | | |
| **BALANCE, DECEMBER 31, 1999** | 28,756 | $288 | $457,945 | | | $30,546 | $(20,953) | $467,826 |
| Common stock sold | | | 220 | $(5,066) | | | 7,005 | 2,159 |
| Treasury stock purchased | | | | | | | (20,434) | (20,434) |
| Options exercised | 803 | 8 | 10,026 | (1,184) | | | 163 | 9,013 |
| Restricted stock issued | | | (48) | | | | | (48) |
| 401(k) Plan contribution | | | 134 | | | | 128 | 262 |
| Dividends declared | | | | | | (37,438) | | (37,438) |
| Net income | | | | | | 27,153 | | 27,153 |
| **BALANCE, DECEMBER 31, 2000** | 29,559 | 296 | 468,277 | (6,250) | | 20,261 | (34,091) | 448,493 |
| Common stock sold | | | 125 | | | | 134 | 259 |
| Stock loan repayments | | | | 1,184 | | | (1,364) | (180) |
| Treasury stock acquired | | | | | | | (96,327) | (96,327) |
| Options exercised | 104 | 1 | 1,377 | | | | | 1,378 |
| Dividends declared | | | | | | (72,304) | | (72,304) |
| Net income | | | | | | 73,223 | | 73,223 |
| **BALANCE, DECEMBER 31, 2001** | 29,663 | 297 | 469,779 | (5,066) | | 21,180 | (131,648) | 354,542 |
| Common stock sold | | | 145 | | | | 430 | 575 |
| Stock loans to related parties | | | | (200) | | | | (200) |
| Treasury stock purchased | | | | | | | (503) | (503) |
| Options exercised | 163 | 1 | 2,232 | | | | | 2,233 |
| Unrecognized loss on defined benefit plan | | | | | $(212) | | | (212) |
| Dividends declared | | | | | | (29,790) | | (29,790) |
| Net income | | | | | | 16,423 | | 16,423 |
| **BALANCE, DECEMBER 31, 2002** | 29,826 | $298 | $472,156 | $(5,266) | $(212) | $ 7,813 | $(131,721) | $343,068 |

See Notes to Consolidated Financial Statements.

## KOGER EQUITY, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2002
### (In Thousands)

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 16,423 | $ 73,223 | $ 27,153 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 27,908 | 35,099 | 34,244 |
| Amortization of deferred loan costs | 1,894 | 908 | 889 |
| Income from Koger Realty Services, Inc. | -- | (81) | (645) |
| Provision for uncollectible accounts | 445 | 1,448 | 721 |
| Minority interest | 20 | 1,044 | 1,156 |
| Gain on sale or disposition of assets | (21) | (39,189) | (6,015) |
| Changes in assets and liabilities: | | | |
| Increase (decrease) in accounts payable, accrued liabilities and other liabilities | 2,376 | (7,116) | (6,096) |
| Increase in accounts receivable and other assets | (2,338) | (1,343) | (2,765) |
| Net cash provided by operating activities | 46,707 | 63,993 | 48,642 |
| **Investing Activities** | | | |
| Proceeds from sales of assets | 81 | 199,646 | 49,726 |
| Cash acquired in purchase of assets from KRSI | -- | 2,535 | -- |
| Increase in restricted cash | (13,340) | -- | -- |
| Dividends received from Koger Realty Services, Inc. | -- | -- | 431 |
| Purchase of limited partner interests in KVP | (16,465) | | |
| Property acquisitions | (228,299) | -- | (10) |
| Building and land construction expenditures | -- | (2,012) | (16,184) |
| Tenant improvements to first generation space | (1,479) | (4,363) | (7,133) |
| Tenant improvements to existing properties | (5,207) | (6,610) | (8,362) |
| Building improvements | (4,907) | (4,899) | (4,065) |
| Energy management improvements | -- | (201) | (252) |
| Deferred tenant costs | (1,951) | (2,338) | (3,812) |
| Additions to furniture and equipment | (272) | (177) | (402) |
| Net cash (used in) provided by investing activities | (271,839) | 181,581 | 9,937 |
| **Financing Activities** | | | |
| Proceeds from mortgages and loans | 250,000 | 42,500 | 76,783 |
| Proceeds from sales of common stock | 575 | 259 | 2,159 |
| Proceeds from exercise of stock options | 2,233 | 1,373 | 8,204 |
| (Increase) decrease in notes receivable from related parties | (200) | 174 | -- |
| Principal payments on mortgages and loans | (66,985) | (137,104) | (85,024) |
| Dividends paid | (66,495) | (37,537) | (37,416) |
| Distributions paid to minority interest holders | (398) | (1,259) | (1,202) |
| Treasury stock purchased | (503) | -- | (20,434) |
| Financing costs | (1,838) | (2,225) | (34) |
| Net cash provided by (used in) financing activities | 116,389 | (133,819) | (56,964) |
| Net (decrease) increase in cash and cash equivalents | (108,743) | 111,755 | 1,615 |
| Cash and cash equivalents - beginning of year | 113,370 | 1,615 | 0 |
| Cash and cash equivalents - end of year | $ 4,627 | $113,370 | $ 1,615 |

See Notes to Consolidated Financial Statements.

## KOGER EQUITY, INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## FOR EACH OF THE THREE YEARS IN THE PERIOD
## ENDED DECEMBER 31, 2002

### 1. SUMMARY OF ACCOUNTING POLICIES AND ESTIMATES.

**Organization.** Koger Equity, Inc. ("KE") was incorporated in Florida on June 21, 1988. KE has six wholly owned subsidiaries, which are Southeast Properties Holding Corporation ("Southeast"), a Florida corporation; Koger Real Estate Services, Inc. ("KRES"), a Florida corporation; Koger Realty Services, Inc. ("KRSI"), a Florida corporation; Koger-Vanguard Partners, L.P. ("KVP"), a Delaware limited partnership; Koger Ravinia, LLC ("KRLLC"), a Delaware limited liability company; and Koger Post Oak Limited Partnership ("KPOLP"), a Delaware limited partnership.

**Principles of Consolidation.** The consolidated financial statements include the accounts of KE and its wholly-owned subsidiaries (the "Company"). All material intercompany transactions and accounts have been eliminated in consolidation.

**Reclassifications.** Certain amounts have been reclassified to comply with current year presentation.

**Investment in Koger Realty Services, Inc.** During January 2001, KE organized KRSI Merger, Inc., a Florida corporation, as a wholly owned taxable subsidiary. Effective February 1, 2001, Koger Realty Services, Inc. ("Koger Realty"), a Delaware corporation, was merged into this new subsidiary (the "Merger"). Pursuant to the Merger, the common stock of Koger Realty was repurchased at the formula price set forth in its Articles of Incorporation. All of the outstanding common stock of Koger Realty was owned by officers and employees of Koger Realty, some of whom were also officers of KE. Subsequent to the Merger, the name of the new Florida subsidiary was changed to Koger Realty Services, Inc. This merger was accounted for using the purchase method of accounting resulting in a reduction in the cost basis of assets of approximately $143,000. Prior to the Merger, the Company accounted for its investment in the preferred stock of Koger Realty using the equity method.

**Earnings Per Common Share.** Basic earnings per common share has been computed based on the weighted average number of shares of common stock outstanding for each period. Diluted earnings per common share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised. Following is a reconciliation of number of shares (in thousands) used in the computation of basic and diluted earnings per share.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Weighted average number of common shares outstanding – Basic | 21,269 | 26,517 | 26,730 |
| Effect of dilutive securities: | | | |
| Stock options | 109 | 93 | 232 |
| Adjusted common shares – Diluted | 21,378 | 26,610 | 26,962 |

**Statements of Cash Flows.** During 2000, the Company contributed 15,557 shares of common stock to the Company's 401(k) Plan. These shares had a value of approximately $262,000 based on the closing price of the Company's common stock on the American Stock Exchange on December 31, 1999. The Company's common stock is currently traded on the New York Stock Exchange. During 2001, the Company received 86,779 shares of its common stock as settlement of $1,364,000 of notes receivable from former employees ($1,010,000 of which were Notes Receivable from Stock Sales). Pursuant to the Merger, the Company acquired the net assets of Koger Realty in exchange for its preferred stock in Koger Realty. The net assets of Koger Realty acquired consisted of (i) cash in the amount of $2,535,000; (ii) other assets with a fair value of $1,016,000 and (iii) liabilities assumed with a fair value of $937,000. During December 2001, the Company acquired 5,733,772 shares of its common stock in conjunction with the sale of properties to AP-Knight, LP (see Footnote 2. Transactions with Related Parties).

For 2002, 2001 and 2000, total interest payments (net of amounts capitalized) were $22,949,000; $25,600,000 and $27,307,000, respectively, for the Company. Interest capitalized during 2002, 2001 and 2000 totaled $0, $207,000 and $1,059,000, respectively. For 2002, 2001 and 2000, payments for income taxes totaled $23,000, $252,000 and $155,000, respectively.

**Critical Accounting Policies and Estimates.** The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances. However, actual results could differ from the Company's estimates under different assumptions or conditions. On an ongoing basis, the Company evaluates the reasonableness of its estimates.

The Company believes the following critical accounting policies affect the significant estimates and assumptions used in the preparation of its consolidated financial statements:

Investments in Real Estate. Rental property and improvements, including interest and other costs capitalized during construction, are included in real estate investments and are stated at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements, which improve or extend the useful life of the assets, are capitalized. Except for amounts attributed to land, rental property and improvements are depreciated as described below.

The Company recognizes gains on the sale of property in accordance with SFAS No. 66. Revenues from sales of property are recognized when a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured.

In September 2002, the Company entered an agreement to sell approximately 14.5 acres of undeveloped land at its Atlanta Gwinnett property for approximately $3.6 million. This sale is contingent on the approval of the Company's board of directors and on certain zoning revisions and is expected to close in the fourth quarter of 2003.

Additionally, the Company has entered an agreement to sell approximately 7.0 acres of undeveloped land at its Charlotte Carmel property for approximately $1.6 million. This sale is contingent on the approval of the Company's board of directors and is expected to close in the second quarter of 2003.

Depreciation and Amortization. The Company computes depreciation on its operating properties using the straight-line method based on estimated useful lives of three to 40 years. A significant portion of the acquisition cost of each operating property is allocated to the acquired buildings (usually 85% to 90%). The allocation of the acquisition cost to buildings and the determination of the useful lives are based on the Company's estimates. If the Company were to allocate acquisition costs inappropriately to buildings or to incorrectly estimate the useful lives of its operating properties, it may be required to adjust future depreciation expense. Deferred tenant costs (leasing commissions and tenant relocation costs) are amortized over the term of the related leases.

Impairment of Long-Lived Assets. The Company's long-lived assets include investments in real estate and goodwill. The Company assesses impairment of long-lived assets whenever changes or events indicate that the carrying value may not be recoverable. The Company assesses impairment of operating properties based on the operating cash flows of the properties. In performing its assessment, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. During the year ended December 31, 2002, no impairment charges were recorded. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges. Impairment of goodwill is evaluated based on projected cash flows of underlying assets.

Revenue Recognition. Rental income is generally recognized over the lives of leases according to provisions of the underlying lease agreements. Certain leases provide for tenant occupancy during periods for which no rent is due or where minimum rent payments increase during the term of the lease. For these leases, the Company records rental income for the full term of each lease on a straight-line basis. For 2002, 2001 and 2000, the recognition of rental revenues on a straight-line basis for applicable leases increased rental revenues by $2,128,000, $1,470,000 and $1,897,000, respectively, over the amount which would have been recognized based upon the contractual provisions of these leases.

The Company generates management fees and leasing commissions income by providing on-site property management and leasing services to a limited number of third party owners. Management fees are generally earned monthly and are a based on a percentage of the managed properties' monthly rental and other operating revenues. Leasing commissions are earned when the Company, on behalf of the third party owner, negotiates or assists in the negotiation of new leases, renewals and expansions of existing leases, and are generally a percentage of rents to be received under the initial term of the respective leases.

The management and leasing agreements between the Company and third party owners generally are based on annually renewable terms and may be terminated in certain cases and for certain reasons by either party with a 30 to 90 day (depending on the terms of the specific agreement) notice.

Allowances for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its tenants to make required payments for rents and other rental services. In assessing the recoverability of these receivables, the Company makes assumptions regarding the financial condition of the tenants based primarily on past payment trends and certain financial information that tenants submit to the Company. If the financial condition of the Company's tenants were to deteriorate and result in an impairment of their ability to make payments, the Company may be required to increase its allowances by recording additional bad debt expense. Likewise, should the financial condition of its tenants improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense.

Minority Interest. During 1998, KE acquired a suburban office park in Charlotte, North Carolina for a purchase price of $52.3 million. The transaction was structured as a contribution of the property to KVP in exchange for 999,710 limited partner units valued at $22.95 million. In connection with this transaction, KVP assumed $22.2 million of debt and received a contribution of $7.2 million from KE in exchange for general partner interests. The limited partner units were entitled to a cumulative preferred return, which approximated the average dividend rate on KE's shares. In addition, the limited partner units carried with them the right to redeem the units for common shares of KE on a one-unit-for-one-share basis or, at the option of KE, the units may be redeemed for cash.

KE's general partner interests included a majority of the partnership's voting rights, and the limited partners were not granted any veto or additional control rights. Therefore, KE has reported KVP's assets, liabilities and operations in its consolidated financial statements. The limited partnership units and earnings thereon were reported as minority interests.

During January 2002, the Company acquired all of the remaining limited partnership units in KVP for approximately $16.5 million. These partnership units were convertible into 999,710 shares of the Company's common stock.

Federal Income Taxes. The Company is qualified and has elected tax treatment as a real estate investment trust under the Internal Revenue Code (a "REIT"). A corporate REIT is a legal entity that holds real estate, and through distributions to shareholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level. To maintain qualification as a REIT, the Company must distribute to shareholders at least 90 percent of REIT taxable income. To the extent that the Company pays dividends equal to 100 percent of REIT taxable income, the earnings of the Company are taxed at the shareholder level. However, the use of net operating loss carryforwards, which may reduce REIT taxable income to zero, are limited for alternative minimum tax purposes. Distributed capital gains on sales of real estate are not subject to tax; however, undistributed capital gains are taxed as capital gain. Although KRSI is consolidated with the Company for financial reporting purposes, this entity is subject to Federal income tax and files separate Federal and state income tax returns.

Stock Options. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25"), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has continued to apply APB 25 to its stock based compensation awards to employees and has disclosed the required pro forma effect on net income and earnings per share.

Fair Value of Financial Instruments. The Company believes that the carrying amount of its financial instruments (temporary investments, accounts receivable, and accounts payable) is a reasonable estimate of fair value of these instruments. Based on a market interest rate of 7.0 percent, the fair value of the Company's mortgages and loans payable would be approximately $435.6 million at December 31, 2002.

Cash and Cash Equivalents. Cash in excess of daily requirements is invested in short-term monetary securities. Such temporary cash investments have an original maturity of less than three months and are deemed to be cash equivalents for purposes of the consolidated financial statements.

Restricted Cash. Restricted cash represents amounts contractually and internally placed in escrow for purposes of making payments for certain future building improvements, tenant allowances, leasing commissions, real estate taxes, and debt service.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates.

**New Accounting Standards.** On July 20, 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." These Statements make significant changes to the accounting for business combinations, goodwill, and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. This Statement is effective for business combinations completed after June 30, 2001. The Company's adoption of SFAS No. 141 has not had a material impact on its consolidated financial statements.

SFAS No. 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators are encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets acquired after September 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted the Statement effective January 1, 2002. SFAS No. 142 also requires the separate recognition of intangible assets acquired as part of an asset acquisition, including the value attributable to leases in place and certain customer relationships. The Company recorded $274,000 of the estimated value of leases in place as part of its acquisition of Three Ravinia Drive in January 2002. The Company's adoption of SFAS No. 142 has not had a material impact on its consolidated financial statements. The Company is currently evaluating any other intangible asset that may have arisen in its acquisition of The Lakes on Post Oak property which is not expected to have a material impact on the Company's 2002 results from operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid, and is also adjusted for revision to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is required to be adopted for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company's adoption of SFAS No. 143 has not had a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted the Statement effective January 1, 2002. The Company's adoption of SFAS No. 144 has not had a material impact on its consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Under SFAS No. 145, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company's adoption of SFAS No. 145 has not had a material impact on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination, an asset retirement obligation covered by SFAS No. 143 or with a disposal activity covered by SFAS No. 144. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred provided that such fair value can be reasonably estimated. An exception applies for certain one-time termination benefits that are incurred over time. The Company will adopt SFAS No. 146 effective January 1, 2003. This adoption is not expected to have a significant impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value and also requires significant new disclosures related to guarantees, even when the likelihood of making any payments under the guarantee is remote. FIN No. 45 generally applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying variable that is related to an asset, liability, or an equity security of the guaranteed party. FIN No. 45 is effective for guarantees issued or modified after December 31, 2002. The Company will adopt FIN No. 45 effective January 1, 2003. This adoption is not expected to have a significant impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which is intended to clarify the application of ARB No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN No. 46 requires the consolidation of variable interest entities ("VIEs") in which the variable interest will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN No. 46 is effective for VIEs created after January 31, 2003. The Company's adoption of FIN No. 46 is not expected to have a significant impact on the Company's financial position or results of operations.

## 2. TRANSACTIONS WITH RELATED PARTIES.

Three directors were elected to the Company's Board of Directors under the terms of an agreement dated October 10, 1996 between the Company and an affiliate of Apollo Real Estate Investment Fund II, L.P. ("Apollo") pursuant to which Apollo purchased three million shares of common stock from the Company for $43.5 million ($14.50 per share). Such agreement granted to Apollo registration rights and a conditional exemption from certain of the Company's takeover defenses for a period of three years, which period ended on October 10, 1999. During December 2001, the Company sold 75 suburban office buildings, one retail center and 3.4 acres of unimproved land to AP-Knight, LP ("AP-Knight"), an affiliate of Apollo, for approximately $206.7 million cash ($199.6 million net of selling costs) and Apollo's 5.73 million shares of the Company's common stock. In addition to the above consideration, the Company received a membership interest in an Apollo subsidiary. This interest will provide the Company with a 20 percent participation in the net cash flow from the disposed assets after Apollo has received a 15 percent internal rate of return on its equity investment. Subsequent to the transaction, the Company no longer has any directors affiliated with Apollo. The transaction was negotiated by a Special Committee of the Board of Directors composed of directors who had no affiliation with Apollo. The Company initiated a marketing period through its financial advisor during which unrelated bidders were asked to submit competing offers to purchase these properties. Prior to the closing of the sale, the Company did not receive any sufficiently attractive offers for these properties. In connection with this transaction, Morgan Stanley & Co. Incorporated acted as financial advisor and provided an opinion to the Special Committee of the Board of Directors which opinion stated that the consideration received from the transaction was fair from a financial point of view to the Company.

During February 2001, Koger Realty Services, Inc., a Delaware corporation ("Koger Realty"), was merged into a wholly owned taxable subsidiary of KE. Prior to the Merger, KE owned all of the preferred stock of Koger Realty, which represented in excess of 95 percent (by value) of the economic benefits of Koger Realty. This preferred stock was nonvoting stock and not convertible into common stock while held by KE. All of the outstanding common stock of Koger Realty had been acquired by officers and employees of Koger Realty, some of whom were also officers of KE. Pursuant to the Merger, Koger Realty repurchased all outstanding common stock at the formula price set forth in its Articles of Incorporation. In connection with the Merger, Messrs. Hughes, Teagle, and Stephens were paid $20,555, $15,416 and $10,277, respectively, to redeem their shares of common stock of Koger Realty in which they had a basis of $19,840, $14,880 and $9,920, respectively.

During 2000, the Company reached an agreement with Crocker Realty Trust ("CRT") to provide asset management services for the portfolio of CRT, which currently contains 4.6 million rentable square feet. Mr. Crocker is the Chairman of the Board and Chief Executive Officer of CRT and owns 2.8 percent of the outstanding CRT shares. Mr. Onisko is the Treasurer and Chief Financial Officer of CRT and owns 0.2 percent of the outstanding CRT shares. In addition, Apollo is a principal shareholder of CRT owning 49 percent of the outstanding CRT shares. The Company is paid a fee for these services based upon the value of CRT's assets. This agreement is terminable by either party upon 90 days written notice.

The terms of this agreement were approved by a committee of the Company's Board of Directors whose members were not affiliated with CRT. The Company earned fees of $603,000 and $452,000 under this agreement during 2002 and 2001, respectively.

In conjunction with the Company's plan to repurchase up to 2.65 million shares of common stock (the "Shares"), the Board of Directors granted to Mr. Crocker the right to purchase up to 500,000 Shares and to Mr. Onisko, the right to purchase up to 150,000 Shares. These officers are entitled to make purchases of one Share for every three Shares purchased by the Company as part of this plan. The Shares may be purchased from the Company at the same time and for the same price as the Company purchases Shares. In addition, the Company will loan up to 75% of the purchase price for these Shares to Mr. Crocker and to Mr. Onisko. These loans will be collateralized by the Shares purchased. The loan amount cannot exceed 75% of the collateral value at any point in time. These loans will bear interest at 150 basis points over the applicable LIBOR rate. Approximately $861,000 of these loans are subject to recourse and the remaining loans will be without recourse. Accrued interest on these loans is a recourse obligation and any paid interest is not refundable if the stock is returned in settlement of the loans. In 2000, Mr. Crocker acquired 302,495 Shares and Mr. Onisko acquired 100,831 Shares under this plan. In 2002, Mr. Crocker acquired 17,875 Shares and Mr. Onisko acquired 1,659 Shares under this plan. The Company's loans to Mr. Crocker and Mr. Onisko were made under the terms of a contract which precedes the Sarbanes-Oxley Act.

During 2000, the Company's Board approved a program to lend up to $2.5 million to executive officers and department heads for the purpose of exercising options. The loans have a term of 60 months and bear interest at 150 basis points over the applicable LIBOR rate. There were no loans outstanding at year-end under this program. Through December 31, 2002, options have been exercised to acquire 185,027 Shares under this program.

## 3. MORTGAGES AND LOANS PAYABLE.

The Company has non-recourse loans with an original amount of $235 million ($215.4 million of which was outstanding on December 31, 2002) with Northwestern Mutual Life Insurance Company ("Northwestern") which are secured by nine office parks and one freestanding building. These loans are divided into (i) a tranche in the amount of $100.5 million with a 10 year maturity and an average interest rate of 8.19 percent, (ii) a tranche in the amount of $89.5 million with a maturity of 12 years and an interest rate of 8.33 percent, (iii) a tranche in the amount of $14.7 million which matures on January 2, 2007 and an interest rate of 7.1 percent and (iv) a tranche in the amount of $30.3 million which matures on January 2, 2009 and an interest rate of 7.1 percent. Monthly payments on this loan include principal amortization based on a 25-year amortization period. This indebtedness requires the Company to maintain certain financial ratios and is collateralized by properties with a carrying value of approximately $362.3 million at December 31, 2002.

The Company has a $77 million non-recourse loan ($77.0 million of which was outstanding on December 31, 2002) with Column Financial, Inc. ("Column Financial") which is secured by the Company's The Lakes on Post Oak property. The loan bears monthly interest at the LIBOR rate + 2.87% with all principal due on December 9, 2004. Three consecutive one-year extensions, with 0.25% in extension fees in the second and third years, are available at the Company's option. These extensions are contingent on the Company's compliance with certain covenants. The Company intends to exercise all of these extension options. This indebtedness requires the Company to maintain certain financial ratios and is collateralized by property with a carrying value of approximately $103.1 million at December 31, 2002.

The Company has an $85 million non-recourse loan ($85.0 million of which was outstanding on December 31, 2002) with Metropolitan Life which is secured by the Company's Three Ravinia Drive property. The loan bears monthly interest at a fixed rate of 5.26% with all principal due on January 1, 2008. This indebtedness is collateralized by property with a carrying value of approximately $123.5 million at December 31, 2002.

The Company has a $100 million secured revolving credit facility ($26.0 million of which had been borrowed on December 31, 2002) provided by Fleet Bank. Based on the Company's election, the interest rate on this revolving credit facility will be either (i) the LIBOR rate plus either 165,190, 215, 237.5 or 250 basis points (depending on the Company's leverage ratio) or (ii) the lender's prime rate plus either 40, 65, 90, 112.5 or 125 basis points (depending on the Company's leverage ratio). Interest payments will be due monthly on this credit facility which has a term of three years. This credit facility requires the Company to maintain certain financial ratios, which includes a limitation on dividends, and is collateralized by properties with a carrying value of approximately $103.4 million at December 31, 2002. This credit facility matures in December 2004.

The Company assumed other non-recourse loans with outstanding balances of $30.7 million ($28.3 million of which was outstanding on December 31, 2002) in conjunction with certain property acquisitions. The contractual interest rates on these loans range from 7.88 percent to 8.2 percent. Amortization with respect to this indebtedness is based on equal monthly installments based on 25-year amortization periods. These three loans mature in 2003, 2006 and 2021. This indebtedness is collateralized by properties with a carrying value of approximately $53.0 million at December 31, 2002.

The Company is in compliance with all of the above referenced debt covenants as of December 31, 2002.

The annual maturities of mortgages and loans payable, as of December 31, 2002, are summarized as follows:

| Year Ending December 31, | Amount (In thousands) |
|---|---|
| 2003 | $ 12,920 |
| 2004 | 108,631 |
| 2005 | 6,112 |
| 2006 | 23,706 |
| 2007 | 98,098 |
| Subsequent Years | 182,231 |
| Total | $431,698 |

## 4. LEASES.

The Company's operations consist principally of owning and leasing of office space. Most of the leases are for terms of three to five years. Generally, the Company pays all operating expenses, including real estate taxes and insurance. At December 31, 2002, approximately 99 percent of the Company's annualized rentals were subject to rent escalations based on changes in the Consumer Price Index, fixed rental increases or increases in real estate taxes and certain operating expenses. A substantial number of leases contain options that allow leases to renew for varying periods.

The Company's leases are operating leases and expire at various dates through 2020. Minimum future rental revenues from leases in effect at December 31, 2002, determined without regard to renewal options, are summarized as follows:

| Year Ending December 31, | Amount (In thousands) |
|---|---|
| 2003 | $124,176 |
| 2004 | 90,315 |
| 2005 | 65,169 |
| 2006 | 47,591 |
| 2007 | 31,117 |
| Subsequent Years | 82,252 |
| Total | $440,620 |

The above minimum future rental revenue does not include reimbursements of certain operating expenses that may be received under provisions of the lease agreements. Of the total rental revenues recorded by the Company, these expense reimbursements amounted to $10,380,000, $10,510,000 and $10,415,000 for the years 2002, 2001, and 2000, respectively.

At December 31, 2002, annualized rental revenues total approximately $16,865,000 (12.3 percent) and $12,626,000 (9.2 percent), respectively, for the United States of America and the State of Florida, when all of their departments and agencies which lease space in the Company's buildings are combined.

## 5. STOCK OPTIONS AND RIGHTS.

**1988 Stock Option Plan.** The Company's Amended and Restated 1988 Stock Option Plan (the "1988 Plan") provided for the granting of options to purchase up to 500,000 shares of its common stock to key employees of the Company and its subsidiaries. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire seven years from the date of grant and are generally exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis, being fully exercisable five years after the date of grant. In accordance with the terms of the 1988 Plan, additional options cannot be granted after ten years from the date of adoption of this plan.

**1993 Stock Option Plan.** The Company's 1993 Stock Option Plan (the "1993 Plan") provides for the granting of options to purchase up to 1,000,000 shares of its common stock to key employees of the Company and its affiliates. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire ten years from the date of grant and are generally exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis, being fully exercisable five years after the date of grant.

**1996 Stock Option Plan.** The Company's 1996 Stock Option Plan (the "1996 Plan") provides for the granting of options to purchase up to 650,000 shares of its common stock to key employees of the Company. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire ten years from the date of grant and are exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis, being fully exercisable five years after the date of grant.

**1998 Equity and Cash Incentive Plan.** The Company's 1998 Equity and Cash Incentive Plan (the "1998 Plan") provides for the issuance of up to 2,000,000 shares of its common stock pursuant to the grant of awards under this plan which may include stock options, stock appreciation rights, restricted stock, unrestricted stock, deferred stock and performance awards (in cash or stock or combinations thereof). Options granted pursuant to the 1998 Plan would expire ten years from the date of grant.

**Information Concerning Options Granted.** Substantially all of the options granted have been granted with an exercise price equal to the market value at the date of grant. If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 2002, 2001 and 2000 consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income - As reported | $16,423,000 | $73,223,000 | $27,153,000 |
| - Pro forma | $15,139,000 | $71,722,000 | $24,938,000 |
| Diluted earnings per share - As reported | $0.77 | $2.75 | $1.01 |
| - Pro forma | $0.72 | $2.70 | $0.92 |

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **1993 Plan, 1996 Plan, 1998 Plan and Other** | | | |
| Dividend yield | - | - | 8.00% |
| Expected volatility | - | - | 28.02% |
| Risk-free interest rates | - | - | 6.62% |
| Expected lives (months) | - | - | 82 |

A summary of the status of fixed stock option grants as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding – beginning of year | 2,517,277 | $17.37 | 2,883,834 | $17.28 | 2,257,293 | $15.97 |
| Granted | - | - | - | - | 1,746,000 | 16.57 |
| Exercised | (163,270) | 13.70 | (103,981) | 13.21 | (824,707) | 11.40 |
| Expired | - | - | - | - | - | - |
| Forfeited | (200,000) | 17.56 | (262,576) | 17.94 | (294,752) | 19.52 |
| Outstanding – end of year | 2,154,007 | $17.60 | 2,517,277 | $17.37 | 2,883,834 | $17.28 |

The weighted average fair value of options granted during 2000 was $3.15. There were no options granted during 2002 and 2001.

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

| Exercise Price | Options Outstanding | Options Exercisable | Weighted Average Remaining Life (Months) |
|---|---|---|---|
| $ 7.5000 | 13,600 | 13,600 | 26 |
| 7.6250 | 40,533 | 40,533 | 15 |
| 11.5000 | 5,480 | 5,480 | 30 |
| 15.3750 | 42,000 | 42,000 | 47 |
| 15.8750 | 41,100 | 17,800 | 86 |
| 16.0625 | 1,000,000 | 666,667 | 86 |
| 17.5625 | 400,000 | 266,667 | 90 |
| 19.1250 | 5,000 | 5,000 | 56 |
| 19.8125 | 74,294 | 74,294 | 55 |
| 20.0000 | 102,000 | 78,198 | 68 |
| 21.2500 | 25,000 | 25,000 | 65 |
| 21.8750 | 280,000 | 280,000 | 62 |
| 22.8125 | 125,000 | 125,000 | 62 |
| | 2,154,007 | 1,640,239 | 76 |

Remaining non-exercisable options as of December 31, 2002 become exercisable as follows:

| Year | Number of Options |
|---|---|
| 2003 | 495,968 |
| 2004 | 8,900 |
| 2005 | 8,900 |
| | 513,768 |

**Shareholder Rights Plan.** Pursuant to a Shareholder Rights Plan (the "Rights Plan"), on September 30, 1990, the Board of Directors of the Company declared a dividend of one common stock purchase right (the "Rights") for each outstanding share of common stock of the Company. Under the terms of the Rights Plan, the rights which were distributed to the shareholders of record on October 11, 1990, trade together with the Company's Shares and are not exercisable until the occurrence of certain events (none of which have occurred through December 31, 2002), including acquisition of, or commencement of a tender offer for, 15 percent or more of the Company's common stock. In such event, each right entitles its holder (other than the acquiring person or bidder) to acquire additional shares of the Company's common stock at a 50 percent discount from the market price. The rights are redeemable under circumstances as specified in the Rights Plan. The Rights Plan was amended effective October 10, 1996 for Apollo and its affiliates. See Note 2 for further discussion of this amendment. Pursuant to an amendment to the Common Stock Rights Agreement dated as of August 17, 2000, the Rights have been extended ten years, through September 30, 2010.

## 6. STOCK INVESTMENT PLAN.

The Company has a voluntary stock investment plan (the "SIP") which provides for regular purchases of the Company's Shares by all employees and directors. The SIP provides for monthly payroll and directors' fees deductions up to $1,700 per month with the Company making monthly contributions for the account of each participant as follows: (i) 25 percent of amounts up to $50; (ii) 20 percent of amounts between $50 and $100; and (iii) 15 percent of amounts between $100 and $1,700, which amounts are used by an unaffiliated Administrator to purchase Shares from the Company.

The Company has reserved a total of 200,000 Shares for issuance under the SIP. The Company's contribution and the expenses incurred in administering the SIP totaled approximately $42,300, $37,300 and $50,500 for 2002, 2001 and 2000, respectively. Through December 31, 2002, 173,145 Shares have been issued under the SIP.

## 7. EMPLOYEE BENEFIT AND COMPENSATION PLANS.

The Company has a 401(k) plan (the "401(k) Plan") which permits contributions by employees. For 2002 and 2001, the Company's Board of Directors approved cash contributions to the 401(k) Plan which totaled $206,000 and $167,000, respectively.

The Company's Board of Directors adopted a long-term incentive compensation plan for senior officers effective as of January 1, 2002. The Compensation Committee, comprised of certain members of the Board of Directors, administers this plan. Under the plan, payments to senior officers are based on the performance of the Company's common stock over a three-year measurement period and the performance of the Company's common stock compared to real estate investment trusts in its peer group over a three-year measurement period. Payments under the plan are dependant on the achievement of certain performance goals and on satisfaction of certain vesting requirements. During 2002, the Company did not recognize any plan-related compensation expense or make any plan-related payments.

The Company has a supplemental executive retirement plan (the "SERP"), an unfunded defined benefit plan. The purpose of the SERP is to facilitate the retirement of select key executive employees by supplementing their benefits under the Company's 401(k) Plan. The benefits are based on years of service and the employee's average base salary during the last three calendar years of employment. The SERP was curtailed during 2000 and 2002 when as part of the corporate reorganization 13 of the 13 active participants terminated employment with the Company. SERP benefits were settled, via single cash payments, for 9 of these 13 individuals. Currently, there are five retired participants (all receiving monthly benefits) and no active participants in the SERP.

Net periodic pension cost for the SERP for 2002, 2001 and 2000 was as follows (in thousands):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | $ - | $ 13 | $ 47 |
| Interest cost | 243 | 279 | 433 |
| Amortization of unrecognized prior service cost | - | 76 | 257 |
| Amortization of unrecognized net loss | - | - | 4 |
| Net periodic benefit cost | 243 | 368 | 741 |
| Curtailment – unrecognized prior service cost acceleration | 418 | - | 2,512 |
| Curtailment gain | - | - | (586) |
| Termination benefit cost | - | - | 1,128 |
| Total Cost | $661 | $368 | $3,795 |

Assumptions used in the computation of net periodic pension cost for the SERP were as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Discount rate | 6.5% | 6.5% | 7.5% |
| Rate of increase in salary levels | 5.0% | 5.0% | 5.0% |

The following table provides a reconciliation of benefit obligations, the status of the unfunded SERP and the amounts included in accrued liabilities-other in the Consolidated Balance Sheet at December 31, 2002 and 2001 (in thousands):

| | 2002 | 2001 |
|---|---|---|
| Change in benefit obligation | | |
| Benefit obligation at beginning of year | $4,146 | $4,061 |
| Service cost | 0 | 13 |
| Interest cost | 243 | 279 |
| Amendments | 0 | 0 |
| Actuarial (gain)/loss | (194) | 407 |
| Benefits paid | (421) | (614) |
| Termination benefit cost | 0 | 0 |
| Benefit obligation at end of year | 3,774 | 4,146 |
| Change in plan assets | | |
| Fair value of plan assets at beginning of year | 0 | 0 |
| Expected return on plan assets | 0 | 0 |
| Employer contribution | 421 | 614 |
| Benefits paid | (421) | (614) |
| Fair value of plan assets at end of year | 0 | 0 |
| Funded status | (3,774) | (4,146) |
| Unrecognized prior service cost | 0 | 657 |
| Unrecognized actuarial loss | 212 | 407 |
| Net amount recognized | $(3,562) | $(3,082) |
| Amounts recognized in the statement of financial position consist of: | | |
| Accrued benefit liability | $(3,562) | $(3,082) |
| Additional minimum liability | (212) | (577) |
| Intangible asset | 0 | 577 |
| Net amount recognized | $(3,774) | $(3,082) |

## 8. DIVIDENDS.

During 2002, 2001 and 2000, the Company paid a total of $1.40, $1.40 and $1.40 per share of regular dividends, respectively. In addition on January 15, 2002, the Company paid a capital gain distribution in the form of a special dividend of $1.74 per share to shareholders of record on December 28, 2001. For tax purposes, this special dividend was treated as if it was paid in 2001. For income tax purposes, the components of the dividends paid during 2002 are as follows:

| Payment Date | Ordinary Income | Return of Capital | Unrecaptured Section 1250 Gain (25%) | Qualified Five Year Gain |
|---|---|---|---|---|
| February 7, 2002 | $0.350 | - | - | - |
| May 2, 2002 | 0.350 | - | - | - |
| August 1, 2002 | 0.350 | - | - | - |
| November 7, 2002 | 0.350 | - | - | - |
| | $1.400 | - | - | - |

The Company intends that the quarterly dividend payout in the last quarter of each year will be adjusted to reflect the distribution of at least 90 percent of the Company's REIT taxable income as required by the Federal income tax laws. The

Company's secured revolving credit facility requires the Company to maintain certain financial ratios, which includes a limitation on dividends. During November 2002, the Company's Board of Directors declared a quarterly dividend of $0.35 per share payable on February 6, 2003, to shareholders of record on December 31, 2002.

## 9. FEDERAL INCOME TAXES.

The Company is operated in a manner so as to qualify and has elected tax treatment as a REIT. As a REIT, the Company is required to distribute to shareholders at least 90 percent of REIT taxable income. For the three years in the period ended December 31, 2002, the Company has paid out dividends in amounts at least equal to its REIT taxable income. For the year ended December 31, 2002, the Company's taxable income prior to the dividends paid deduction was approximately $21,954,000 (the Company's 2002 dividends paid deduction was $29,732,000). The Company's taxable income prior to the dividends paid deduction for the years ended December 31, 2001 and 2000 was approximately $37,573,000 and $26,393,000, respectively. The difference between net income for financial reporting purposes and taxable income results primarily from different methods of accounting for bad debts, depreciable lives related to the properties owned, advance rents received and net operating loss carryforwards.

The following table reconciles the Company's net income to REIT taxable income (which excludes non-REIT operations) for the year ended December 31, 2002 (in thousands):

| | 2002 Estimate | 2001 | 2000 |
|---|---|---|---|
| Net Income | $16,423 | $73,223 | $27,153 |
| Less: Net (income) loss of taxable REIT Subsidiary | 196 | (651) | 0 |
| Net income from REIT operations | 16,619 | 72,572 | 27,153 |
| Add: Book depreciation and amortization | 27,908 | 35,954 | 35,133 |
| Less: Tax depreciation and amortization | (23,726) | (27,314) | (28,537) |
| Book/tax difference on gains from capital transactions | 0 | (2,416) | (1,503) |
| Other book/tax differences, net | 1,153 | (2,178) | (5,853) |
| Taxable income before adjustments | 21,954 | 76,618 | 26,393 |
| Less: Capital gains distributions | 0 | (36,728) | 0 |
| Taxable ordinary income before adjustments | 21,954 | 39,890 | 26,393 |
| Less: Net operating loss carryforward | 0 | (2,317) | 0 |
| Adjusted taxable income subject to 90 percent dividend requirement | $21,954 | $37,573 | $26,393 |

The Company's net operating loss carryforward available to offset REIT taxable income for 2002 is approximately $2,414,000. The use of net operating loss carryforwards and other tax attributes by the Company is subject to certain limitations imposed by Internal Revenue Code Sections 382 and 383. These limitations apply to both regular and alternative minimum taxes. These net operating loss carryforwards and other tax attributes can be used in varying degrees to offset REIT taxable income or tax through 2007. For 2001 and 2000, the Company incurred alternative minimum taxes of approximately $340,000 and $0, respectively, and recorded a reduction in the provision for alternative minimum taxes of approximately $340,000 for 2002. KRSI is subject to Federal, state and local income taxes. During 2002, KRSI recorded a benefit for Federal income tax of $73,000.

## 10. COMMITMENTS AND CONTINGENCIES.

At December 31, 2002, the Company had no material commitments for the construction of buildings or for improvements to existing buildings.

At December 31, 2002, KE had guaranteed certain notes payable with outstanding balances of $85.0 million and $77.0 million, respectively, on behalf of KRLLC and KPOLP. KRLLC and KPOLP are wholly owned subsidiaries of KE.

Certain stock option agreements, which granted options to purchase 1.4 million shares of the Company's common stock, contain provisions providing for amounts to be placed in escrow equal to any extraordinary dividend or other extraordinary distribution paid to the Company's shareholders as if the 1.4 million options had been exercised immediately prior to the declaration of such distribution. The Company paid a special distribution of $1.74 per share on January 15, 2002. The closing price of the Company's common stock equaled or exceeded $14.3225 on at least 60 trading days during the period from September 1, 2002 to December 31, 2002. Therefore, $1.74 million and related payroll taxes were accrued as compensation expense in 2002 related to 1.0 million options. This accrued compensation expense was paid to certain of the Company's executive officers on March 3, 2003.

If the closing price of the Company's common stock equals or exceeds $15.8225 on at least 60 trading days during the period from January 1, 2003 to June 30, 2003, $696,000 will be payable in September 2003 related to the remaining 400,000 options. As of December 31, 2002, $348,000 and related payroll taxes were accrued as compensation expense related to the 400,000 options.

## 11. SEGMENT REPORTING.

The Company operates in one business segment, real estate. The Company's primary business is the ownership, development, and operation of income-producing office properties. Management operates each property as an individual operating segment and has aggregated these operating segments into a single segment for financial reporting purposes due to the fact that all of the individual operating segments have similar economic characteristics. All of the Company's operations are located in the Southeastern United States and Houston, Texas.

## 12. INTERIM FINANCIAL INFORMATION (UNAUDITED).

Selected quarterly information for the two years in the period ended December 31, 2002 is presented below (in thousands except per share amounts):

| Quarters Ended | Total Rental Revenues | Total Operating Revenues | Net Income | Diluted Earnings Per Share |
|---|---|---|---|---|
| March 31, 2001 | $41,591 | $42,685 | $ 8,625 | $ .32 |
| June 30, 2001 | 41,628 | 42,990 | 8,713 | .32 |
| September 30, 2001 | 42,243 | 43,317 | 8,006 | .30 |
| December 31, 2001 (1) | 40,161 | 40,711 | 47,879 | 1.86 |
| March 31, 2002 | 30,595 | 31,386 | 5,148 | .24 |
| June 30, 2002 | 31,855 | 32,818 | 4,337 | .20 |
| September 30, 2002 | 31,836 | 32,675 | 4,394 | .21 |
| December 31, 2002 | 32,065 | 32,873 | 2,541 | .12 |

(1) The results for the quarter ended December 31, 2001 were affected by a gain on the sale of assets, which totaled $39,189.

# KOGER EQUITY, INC. AND SUBSIDIARIES
## VALUATION AND QUALIFYING ACCOUNTS
## FOR THE THREE YEARS ENDED DECEMBER 31, 2002
## (In Thousands)

| Description | Balance at beginning of period | Additions: Charged to costs and expenses | Additions: Charged to other accounts | Deductions | Balance at end of period |
|---|---|---|---|---|---|
| **2002** | | | | | |
| Allowance for uncollectible accounts | $ 1,114 | $ 445 | $ 0 | $ 279 (a) | $ 1,280 |
| Valuation allowance - land held for sale | $ 74 | $ 0 | $ 0 | $ 0 | $ 74 |
| **2001** | | | | | |
| Allowance for uncollectible accounts | $ 584 | $ 1,448 | $ 0 | $ 918 (a) | $1,114 |
| Valuation allowance - land held for sale | $ 74 | $ 0 | $ 0 | $ 0 | $ 74 |
| **2000** | | | | | |
| Allowance for uncollectible accounts | $ 440 | $ 721 | $ 0 | $ 577 (a) | $ 584 |
| Valuation allowance - land held for sale | $ 279 | $ 0 | $ 0 | $ 205 (b) | $ 74 |

(a) Receivable balances which were determined to be uncollectible and written-off in the applicable year.
(b) Land parcel was sold for which valuation allowance had been recorded.

Schedule III

# KOGER EQUITY, INC. AND SUBSIDIARIES
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## AS OF DECEMBER 31, 2002
## (in thousands)

| | INITIAL COST | | COSTS CAPITALIZED SUBSEQUENT TO ACQUISITION | | TOTAL COST | | | (d) | (a) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| CENTER/LOCATION | LAND | BLDGS & IMPROV. | IMPROVE-MENTS | CARRYING COSTS | LAND | BLDGS & IMPROV. | (b)(c) TOTAL | ACCUM. DEPR. | MORT-GAGES | DATE ACQUIRED | DEPRECIABLE LIFE |
| OPERATING REAL ESTATE: | | | | | | | | | | | |
| ATLANTA CHAMBLEE | $14,667 | $ 68,712 | $19,864 | $0 | $14,667 | $ 88,576 | $103,243 | $ 30,053 | $ 0 | 1988 – 2001 | 3 - 40 YRS. |
| ATLANTA GWINNETT | 3,100 | 21,392 | 3,766 | 0 | 3,100 | 25,158 | 28,258 | 3,923 | 10,476 | 1993 - 2000 | 3 - 39 YRS. |
| ATLANTA PERIMETER | 2,785 | 18,407 | 1,251 | 0 | 2,785 | 19,658 | 22,443 | 3,063 | 7,055 | 1997 | 3 - 39 YRS. |
| ATLANTA THREE RAVINIA | 6,960 | 118,390 | 867 | 0 | 6,960 | 119,257 | 126,217 | 2,755 | 85,000 | 2002 | 3 - 39 YRS. |
| CHARLOTTE UNIVERSITY | 3,132 | 20,007 | 142 | 0 | 3,132 | 20,149 | 23,281 | 1,635 | 0 | 1999 | 3 - 39 YRS. |
| CHARLOTTE VANGUARD | 5,136 | 48,019 | (3,180) | 0 | 4,510 | 45,465 | 49,975 | 6,054 | 20,575 | 1998 | 3 - 40 YRS. |
| HOUSTON POST OAK | 12,400 | 90,662 | 272 | 0 | 12,400 | 90,934 | 103,334 | 219 | 77,000 | 2002 | 3 - 39 YRS. |
| JACKSONVILLE BAYMEADOWS | 10,514 | 39,250 | 3,611 | 0 | 10,514 | 42,861 | 53,375 | 9,618 | 33,073 | 1993 - 1998 | 3 - 40 YRS. |
| JACKSONVILLE JTB | 5,554 | 35,151 | 3,126 | 0 | 5,554 | 38,277 | 43,831 | 4,424 | 17,061 | 1997- 2001 | 3 - 39 YRS. |
| MEMPHIS GERMANTOWN | 8,472 | 38,559 | 7,042 | 0 | 8,472 | 45,601 | 54,073 | 13,576 | 23,796 | 1988 - 2000 | 3 - 40 YRS. |
| ORLANDO CENTRAL | 8,092 | 29,825 | 12,602 | 0 | 8,092 | 42,427 | 50,519 | 18,129 | 25,801 | 1988 - 1993 | 3 - 40 YRS. |
| ORLANDO LAKE MARY | 5,506 | 35,523 | 64 | 0 | 5,506 | 35,587 | 41,093 | 2,902 | 12,519 | 1999 | 3 - 39 YRS. |
| ORLANDO UNIVERSITY | 5,780 | 27,063 | 5,353 | 0 | 5,780 | 32,416 | 38,196 | 7,420 | 20,276 | 1990 - 2001 | 3 - 40 YRS. |
| RICHMOND PARAGON | 1,422 | 15,144 | 1,839 | 0 | 1,422 | 16,983 | 18,405 | 2,818 | 7,718 | 1998 | 3 - 39 YRS. |
| ST. PETERSBURG | 7,135 | 36,020 | 11,239 | 0 | 7,135 | 47,259 | 54,394 | 15,777 | 27,216 | 1988 - 2000 | 3 - 40 YRS. |
| TALLAHASSEE | 10,624 | 59,536 | 12,351 | 0 | 10,624 | 71,887 | 82,511 | 25,500 | 38,132 | 1988 - 1997 | 3 - 40 YRS. |
| SUBTOTALS | 111,279 | 701,660 | 80,209 | 0 | 110,653 | 782,495 | 893,148 | 147,866 | 405,698 | | |
| FURNITURE & EQUIPMENT | 0 | 3,320 | 0 | 0 | 0 | 3,320 | 3,320 | 1,964 | 0 | | 3 - 15 YRS. |
| IMPROVEMENTS IN PROGRESS | 0 | 0 | 690 | 0 | 0 | 690 | 690 | 0 | 0 | | |
| TOTAL OPERATING REAL ESTATE | 111,279 | 704,980 | 80,899 | 0 | 110,653 | 786,505 | 897,158 | 149,830 | 405,698 | | |
| UNIMPROVED LAND: | | | | | | | | | | | |
| ATLANTA GWINNETT | 3,744 | 0 | 0 | 0 | 3,744 | 0 | 3,744 | 0 | 0 | 1993 | |
| BIRMINGHAM COLONNADE | 4,886 | 0 | 0 | 0 | 4,886 | 0 | 4,886 | 0 | 0 | 1998 | |
| CHARLOTTE CARMEL | 991 | 0 | 0 | 0 | 991 | 0 | 991 | 0 | 0 | 1993 | |
| CHARLOTTE VANGUARD | 1,516 | 0 | 0 | 0 | 1,516 | 0 | 1,516 | 0 | 0 | 1998 | |
| COLUMBIA SPRING VALLEY | 76 | 0 | 0 | 0 | 76 | 0 | 76 | 0 | 0 | 1993 | |
| GREENSBORO WENDOVER | 680 | 0 | 0 | 0 | 680 | 0 | 680 | 0 | 0 | 1993 | |
| GREENVILLE PARK CENTRAL | 409 | 0 | 0 | 0 | 409 | 0 | 409 | 0 | 0 | 1997 | |
| ORLANDO CENTRAL | 817 | 0 | 0 | 0 | 817 | 0 | 817 | 0 | 0 | 1989 | |
| ST. PETERSBURG | 707 | 0 | 0 | 0 | 707 | 0 | 707 | 0 | 0 | 1993 | |
| TOTAL UNIMPROVED LAND | 13,826 | 0 | 0 | 0 | 13,826 | 0 | 13,826 | 0 | 0 | | |
| TOTAL | $125,105 | $704,980 | $ 80,899 | $0 | $124,479 | $786,505 | $910,984 | $149,830 | $405,698 | | |

# KOGER EQUITY, INC. AND SUBSIDIARIES
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## AS OF DECEMBER 31, 2002

**(in thousands)**

(a) At December 31, 2002, the outstanding balance of mortgages payable was $405,698. In addition, the Company has a secured revolving credit facility with variable interest rates which is collaterialized by mortgages on a pool of buildings. At December 31, 2002, the outstanding balance of the secured revolving credit facility was $26,000.

(b) Aggregate cost basis for Federal income tax purposes was $917,058 at December 31, 2002.

(c) Reconciliation of total real estate carrying value for the years ended December 31, 2002, 2001 and 2000 is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of year | $677,141 | $974,906 | $994,919 |
| Acquisitions and construction | 228,930 | 2,701 | 16,599 |
| Improvements | 11,593 | 16,073 | 19,812 |
| Sale of unimproved land | (29) | (120) | (1,027) |
| Sale or disposition of operating real estate | (6,651)(1) | (316,419) | (55,397) |
| Balance at close of year | $910,984 | $677,141 | $974,906 |

(1) Includes a carrying value reduction of approximately $6.3 million made to the assets of KVP as part of the Company's acquisition of the remaining limited partnership units of KVP. This reduction represents payments made to the former limited partners of KVP in excess of their capital accounts.

(d) Reconciliation of accumulated depreciation for the years ended December 31, 2002, 2001 and 2000 is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of year | $123,999 | $155,817 | $137,452 |
| Depreciation expense: | | | |
| Operating real estate | 25,889 | 32,261 | 31,720 |
| Furniture and equipment | 546 | 496 | 432 |
| Sale or disposition of operating real estate | (604) | (64,575) | (13,787) |
| Balance at close of year | $149,830 | $123,999 | $155,817 |

**Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

## PART III

**Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT**

Information about directors of the Company who are not executive officers is contained in the Company's Proxy Statement (the "2003 Proxy Statement") and is incorporated herein by reference.

The following tabulation lists the executive officers of the Company, their ages and their occupations for the past five years:

| | |
|---|---|
| Victor A. Hughes, Jr. | Chairman of the Board |
| Thomas J. Crocker | Chief Executive Officer and Director |
| Christopher L. Becker | Senior Vice President |
| Thomas C. Brockwell | Senior Vice President |
| Steven A. Abney | Vice President, Finance |

Mr. Hughes, age 67, was elected Chairman of the Board on June 21, 1996. He also served as Chief Executive Officer from June 21, 1996 to February 29, 2000. He held the position of Chief Financial Officer of the Company from March 31, 1991 to April 1, 1998, and the position of President from August 22, 1995 to November 14, 1997.

Mr. Crocker, age 49, became Chief Executive Officer of the Company on March 1, 2000, and was elected to the Board of Directors of the Company on February 17, 2000. He previously held the position of Chief Executive Officer of Crocker Realty Trust, Inc., a private real estate investment trust, from November 1997 to February 29, 2000, and Chief Executive Officer of Crocker & Associate, L.P., a private real estate limited partnership, from July 1996 to November 1997. Mr. Crocker served as Chairman and Chief Executive Officer of Crocker Realty Trust, Inc., a public real estate investment trust, from July 1, 1995 to June 30, 1996.

Mr. Becker, age 46, has been Senior Vice President of the Company since June 19, 2000, and previously held the position of Senior Vice President of Crocker Realty Trust, Inc., a private real estate investment trust from November 1997 to June 2000. Prior to that he was Senior Vice President of Crocker & Associates, L.P., a private real estate limited partnership, from July 1996 to November 1997. Mr. Becker served as Senior Vice President of Crocker Realty Trust, Inc., a public real estate investment trust from July 1, 1995 to June 30, 1996.

Mr. Brockwell, age 39, has been Senior Vice President of the Company since June 19, 2000. He previously held the position of Vice President of Crocker Realty Trust, Inc. for the five years prior to employment with the Company.

Mr. Abney, age 47, has been Vice President, Finance for Koger Equity, Inc since November 5, 2001. Prior to joining Koger, Mr. Abney was Executive Vice President and Chief Financial Officer for Konover & Associates, Inc., a privately owned commercial real estate developer, owner and manager located in Farmington, Connecticut for the four years prior to employment with the Company.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers file with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of the Company's equity securities. Executive officers and directors are required by regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2002, the Company's executive officers and directors complied with all Section 16(a) filing requirements.

## Item 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated by reference to the section headed "Compensation of Executive Officers" in the 2003 Proxy Statement (except for information contained under the headings "Report on Executive Compensation for 2002 by the Compensation Committee" and "Shareholder Return Performance Presentation").

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The stock ownership of each person known to the Company to be the beneficial owner of more than five percent (5%) of its outstanding common stock is incorporated by reference to the section headed "Information About Koger Equity Common Stock Ownership" of the 2003 Proxy Statement. The beneficial ownership of common stock of all directors of the Company is incorporated by reference to the section headed "Election of Directors" contained in the 2003 Proxy Statement.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reference is made to Item 1. "Business," 2. "Properties," 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 "Transactions With Related Parties" to the Notes to Consolidated Financial Statements contained in this Report and to the heading "Certain Relationships and Transactions" contained in the 2003 Proxy Statement for information regarding certain relationships and related transactions which information is incorporated herein by reference.

## Item 14. CONTROLS AND PROCEDURES

(a) The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, including the principal executive officer and the principal financial officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Within 90 days prior to the filing date of this annual report on Form 10-K, the Company has carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and the Company's principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on such evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective.

(b) There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this annual report on Form 10-K.

## PART IV

### Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) See "Item 8 - Financial Statements and Supplementary Data - Index to Consolidated Financial Statements and Financial Statement Schedules" for a list of the financial statements included in this report.

(2) The consolidated supplemental financial statement schedules required by Regulation S-X are included on pages 43 through 45 in this Form.

(b) Reports on Form 8-K:

On November 7, 2002, the Company filed a Form 8-K (dated November 5, 2002) reporting under Item 9, Regulation FD Disclosure, the announcement of its quarterly and nine months results for the period ended September 30, 2002, and providing under Item 7, Financial Statements and Exhibits, the Koger Equity, Inc. News Release, dated November 5, 2002, and related Supplemental Information, dated September 30, 2002.

On November 14, 2002, the Company filed a Form 8-K (dated November 14, 2002) reporting under Item 9, Regulation FD Disclosure, the announcement that its Board of Directors had declared a quarterly dividend and providing under Item 7, Financial Statements and Exhibits, the Koger Equity, Inc. News Release dated November 14, 2002.

On November 15, 2002, the Company filed a Form 8-K (dated November 14, 2002) reporting under Item 9, Regulation FD Disclosure, the announcement of the signing of the definitive agreement to purchase three office buildings known as The Lakes on Post Oak in Houston, Texas and providing under Item 7, Financial Statements and Exhibits, the Koger Equity, Inc. News Release dated November 14, 2002.

On December 11, 2002, the Company filed a Form 8-K (dated December 10, 2002) reporting under Item 9, Regulation FD Disclosure, the announcement of the acquisition of three office buildings known as The Lakes on Post Oak in Houston, Texas and providing under Item 7, Financial Statements and Exhibits, the Koger Equity, Inc. News Release dated December 10, 2002.

On December 17, 2002, the Company filed a Form 8-K (dated December 6, 2002) reporting under Item 2, Acquisition or Disposition of Assets, the acquisition of three office buildings known as The Lakes on Post Oak in Houston, Texas and providing under Item 7, Financial Statements and Exhibits, a notice that a statement of certain revenues and expenses and unaudited pro forma financial statements for the acquisition would be included in an amended filing within 75 days of the date of the acquisition.

On December 23, 2002, the Company filed a Form 8-K (dated December 18, 2002) reporting under Item 9, Regulation FD Disclosure, the announcement of the closing of an $85 million mortgage loan on the Company's Three Ravinia Drive property in Atlanta, Georgia and providing under Item 7, Financial Statements and Exhibits, the Koger Equity, Inc. News Release dated December 18, 2002.

(c) The following exhibits are filed as part of this report:

| Exhibit Number | Description |
|---|---|
| 1 | Underwriting Agreement dated December 12, 1997, between Koger Equity, Inc. and J.P. Morgan Securities, Inc., Bear Stearns and Company, Inc. and BT Alex Brown Incorporated, as Representatives of the several underwriters. Incorporated by reference to Exhibit 1 of the Form 8-K, dated December 12, 1997, filed by the Registrant on December 15, 1997 (File No. 1-9997). |
| 1(a) | Underwriting Agreement dated March 24, 1998, between Koger Equity, Inc. and Wheat, First Securities, Inc. Incorporated by reference to Exhibit 1 of the Form 8-K, dated March 24, 1998, filed by the Registrant on March 30, 1998 (File No. 1-9997). |
| 2 | Agreement and Plan of Merger, dated as of December 21, 1993 between the Company and Koger Properties, Inc. Incorporated by reference to Exhibit 2 of Form 10-K filed by the Registrant for the period ended December 31, 1993 (File No. 1-9997). |
| 3(a) | Articles of Amendment and Restatement of Articles of Incorporation of Koger Equity, Inc., dated May 18, 2000. Incorporated by reference to Exhibit 3(a) of the Form 10-Q filed by the Registration for the quarter ended September 30, 2000 (File No. 1-9997). |
| 3(b) | Koger Equity, Inc. By Laws, as Amended and Restated on February 17, 2000. Incorporated by reference to Exhibit 3(b) of the Form 10-Q filed by the Registrant for the quarter ended September 30, 2000 (File No. 1-9997). |
| 4(a) | Common Stock Certificate of Koger Equity, Inc. Incorporated by reference to Exhibit 4(a) of the Form 10-Q filed by the Registrant for the quarter ended June 30, 2001 (File No. 1-9997). |
| 4(b)(1)(A) | Koger Equity, Inc. Rights Agreement (the "Rights Agreement") dated as of September 30, 1990 between the Company and Wachovia Bank and Trust Company, N.A. as Rights Agent ("Wachovia"). Incorporated by reference to Exhibit 1 to a Registration Statement on Form 8-A, dated October 3, 1990 (File No. 1-9997). |
| 4(b)(1)(B) | First Amendment to the Rights Agreement, dated as of March 22, 1993, between the Company and First Union National Bank of North Carolina, as Rights Agent ("First Union"), entered into for the purpose of replacing Wachovia. Incorporated by reference to Exhibit 4(b)(4) of the Form 10-Q filed by the Registrant for the quarter ended March 31, 1993 (File No. 1-9997). |
| 4(b)(1)(C) | Second Amendment to the Rights Agreement, dated as of December 21, 1993, between the Company and First Union. Incorporated by reference to Exhibit 5 to an Amendment on Form 8-A/A, dated December 21, 1993, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997). |
| 4(b)(1)(D) | Third Amendment to Rights Agreement, dated as of October 10, 1996, between Koger Equity, Inc. and First Union. Incorporated by reference to Exhibit 6 to an Amendment on Form 8-A/A, dated November 7, 1996, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997). |
| 4(b)(1)(E) | Fourth Amendment to Rights Agreement, dated as of February 27, 1997, between Koger Equity, Inc. and First Union. Incorporated by reference to Exhibit 8 to an Amendment on Form 8-A/A, dated March 17, 1997, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997). |
| 4(b)(1)(F) | Fifth Amendment to Rights Agreement, dated as of November 23, 1999, between Koger Equity, Inc. and Norwest Bank Minnesota, National Association, as successor Rights Agent. Incorporated by reference to Exhibit 11 to an Amendment on Form 8-A/A, dated November 23, 1999, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No. 1-9997). |
| 4(b)(1)(G) | Sixth Amendment to Rights Agreement, dated as of August 17, 2000, between Koger Equity, Inc. and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent. Incorporated by reference to Exhibit 4(1) to an Amendment on Form 8-A/A, dated August 17, 2000, to the Registration Statement of the Registrant on Form 8-A, dated January 28, 2000 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 4(b)(1)(H) | Seventh Amendment to the Rights Agreement between Koger Equity, Inc. and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent. Incorporated by reference to Exhibit 4(j) to an Amendment on Form 8-A/A, dated December 21, 2001 (File No. 1-9997). |
| 4(b)(2) | Form of Common Stock Purchase Rights Certificate (attached as Exhibit A to the Rights Agreement). Pursuant to the Rights Agreement, printed Common Stock Purchase Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement). |
| 4(b)(3) | Summary of Common Stock Purchase Rights (attached as Exhibit B to the Rights Agreement, Exhibit 4(b)(1)(A)). |
| 10(a)(1)(A) | Koger Equity, Inc. Amended and Restated 1988 Stock Option Plan. Incorporated by reference to Exhibit 10(e)(1)(A) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1992 (File No. 1-9997). |
| 10(a)(1)(B) | Form of Stock Option Agreement pursuant to Koger Equity, Inc. Amended and Restated 1988 Stock Option Plan. Incorporated by reference to Exhibit 10(e)(2)(A) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1992 (File No. 1-9997). |
| 10(a)(1)(C) | Form of Amendment to Stock Option Agreement pursuant to Koger Equity, Inc. Amended and Restated 1988 Stock Option Plan. Incorporated by reference to Exhibit 10(a)(1)(C) of Form 10-K filed by the Registrant for the period ended December 31, 1996 (File No. 1-9997). |
| 10(a)(2)(A) | Koger Equity, Inc. 1993 Stock Option Plan. Incorporated by reference to Exhibit II to Registrant's Proxy Statement dated June 30, 1993 (File No. 1-9997. |
| 10(a)(2)(B) | Form of Stock Option Agreement pursuant to Koger Equity, Inc. 1993 Stock Option Plan. Incorporated by reference to Exhibit 10(e)(3)(B) of Form 10-K filed by the Registrant for the period ended December 31, 1994 (File No. 1-9997). |
| 10(a)(2)(C) | Form of Amendment to Stock Option Agreement pursuant to Koger Equity, Inc. 1993 Stock Option Plan. Incorporated by reference to Exhibit 10(a)(2)(C) of Form 10-K filed by the Registrant for the period ended December 31, 1996 (File No. 1-9997). |
| 10(a)(3)(A) | Koger Equity, Inc. 1996 Stock Option Plan. Incorporated by reference to Exhibit 10(a)(3)(A) of Form 10-K filed by the Registrant for the period ended December 31, 1996 (File No. 1-9997). |
| 10(a)(3)(B) | Form of Stock Option Agreement pursuant to Koger Equity, Inc. 1996 Stock Option Plan. Incorporated by reference to Exhibit 10(a)(3)(B) of Form 10-K filed by the Registrant for the period ended December 31, 1996 (File No. 1-9997). |
| 10(a)(4) | Form of Koger Equity, Inc. Restricted Stock Award effective as of May 1, 1999. Incorporated by reference to Exhibit 10(a) on Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997). |
| 10(a)(5) | Koger Equity, Inc. 1998 Equity and Cash Incentive Plan, as Amended and Restated. Incorporated by reference to Exhibit A to Registrant's Proxy Statement, dated April 18, 2000 (File No. 1-9997). |
| 10(a)(6) | Stock Option Agreement between Koger Equity, Inc. and Thomas J. Crocker, dated as of February 17, 2000. Incorporated by reference to Exhibit 10(a)(6) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(a)(7) | Stock Option Agreement between Koger Equity, Inc. and Robert E. Onisko, dated as of February 17, 2000. Incorporated by reference to Exhibit 10(b)(6) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(b) | Reserved. |
| 10(c) | License Agreement, dated as of July 28, 1995, between Koger Equity, Inc. and Koger Realty Services, Inc. Incorporated by reference to Exhibit 10(v) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1995 (File No. 1-9997). |
| 10(d)(1) | Amended and Restated Supplemental Executive Retirement Plan, effective as of May 20, 1999. Incorporated by reference to Exhibit 10(b) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(d)(2) | Amendment No. 1 to Supplemental Executive Retirement Plan, effective June 21, 1996. Incorporated by reference to Exhibit 10(d)(2) of Form 10-K filed by the Registrant for the period ended December 31, 1997 (File No. 1-9997). |
| 10(d)(3) | Amendment No. 2 to Supplemental Executive Retirement Plan, effective May 19, 1998. Incorporated by reference to Exhibit 10(d)(3) of Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997). |
| 10(d)(4) | Amendment No. 3 to Supplemental Executive Retirement Plan, effective May 19, 1998. Incorporated by reference to Exhibit 10(d)(4) of the Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997). |
| 10(e) | Form of Indemnification Agreement between Koger Equity, Inc. and its Directors and certain of its officers. Incorporated by reference to Exhibit 10(x) of Form 10-K filed by the Registrant for the year ended December 31, 1995 (File No. 1-9997). |
| 10(f)(1)(A) | Amended and Restated Employment Agreement between Koger Equity, Inc. and Victor A. Hughes, Jr. effective as of April 1, 1998. Incorporated by reference to Exhibit 10(f)(1) of Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997). |
| 10(f)(1)(B) | Amended and Restated Employment Agreement between Koger Equity, Inc. and James C. Teagle, effective as of April 1, 1998. Incorporated by reference to Exhibit 10(f)(2) of Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997). |
| 10(f)(1)(C) | Employment Agreement between Koger Equity, Inc. and David B. Hiley, effective as of April 1, 1998. Incorporated by reference to Exhibit 10(f)(3) of Form 10-K filed by the Registrant for the period ended December 31, 1998 (File No. 1-9997). |
| 10(f)(1)(D) | Employment Agreement between Koger Equity, Inc. and Thomas J. Crocker, effective January 17, 2000. Incorporated by reference to Exhibit 10(a)(1) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(f)(1)(E) | Employment Agreement between Koger Equity, Inc. and Robert E. Onisko, effective January 17, 2000. Incorporated by reference to Exhibit 10(b)(1) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(f)(2)(A) | Change of Control Agreement between Koger Equity, Inc. and Victor A. Hughes, Jr., effective as of May 20, 1999. Incorporated by reference to Exhibit 10(c) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997). |
| 10(f)(2)(B) | Change of Control Agreement between Koger Equity, Inc. and James C. Teagle, effective as of May 20, 1999. Incorporated by reference to Exhibit 10(d) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997). |
| 10(f)(2)(C) | Change of Control Agreement between Koger Equity, Inc. and David B. Hiley, effective as of May 20, 1999. Incorporated by reference to Exhibit 10(e) of Form 10-Q filed by the Registrant for the quarter ended June 30, 1999 (File No. 1-9997). |
| 10(f)(3)(A) | Promissory Note (No Recourse Note), dated as of February 17, 2000, executed by Thomas J. Crocker as maker in favor of Koger Equity, Inc. as lender. Incorporated by reference to Exhibit 10(a)(2) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(f)(3)(B) | Promissory Note (25% Recourse Note), dated as of February 17, 2000, executed by Thomas J. Crocker as maker in favor of Koger Equity, Inc. as lender. Incorporated by reference to Exhibit 10(a)(3) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(f)(3)(C) | Stock Pledge Security Agreement between Koger Equity, Inc. and Thomas J. Crocker, dated as of February 17, 2000. Incorporated by reference to Exhibit 10(a)(4) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(f)(3)(D) | Stock Purchase and Loan Agreement between Thomas J. Crocker and Koger Equity, Inc., dated as of February 17, 2000. Incorporated by reference to Exhibit 10(a)(5) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(f)(4)(A) | Promissory Note (No Recourse Note), dated as of February 17, 2000, executed by Robert E. Onisko as maker in favor of Koger Equity, Inc. as lender. Incorporated by reference to Exhibit 10(b)(2) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(f)(4)(B) | Promissory Note (25% Recourse Note), dated as of February 17, 2000, executed by Robert E. Onisko as maker in favor of Koger Equity, Inc. as lender. Incorporated by reference to Exhibit 10(b)(3) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(f)(4)(C) | Stock Pledge Security Agreement between Koger Equity, Inc. and Robert E. Onisko, dated as of February 17, 2000. Incorporated by reference to Exhibit 10(b)(4) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(f)(4)(D) | Stock Purchase and Loan Agreement between Robert E. Onisko and Koger Equity, Inc., dated as of February 17, 2000. Incorporated by reference to Exhibit 10(b)(5) of Form 10-Q filed by the Registrant for the quarter ended June 30, 2000 (File No. 1-9997). |
| 10(g) | Reserved. |
| 10(h)(1)(A) | Loan Application, dated July 29, 1996, by Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(1) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997). |
| 10(h)(1)(B) | Master Loan Agreement, made as of December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(a) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(2)(A) | Koger Equity, Inc. Tranche A Promissory Note, dated December 16, 1996, in the principal amount of $100,500,000 payable to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(2)(A) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997). |
| 10(h)(2)(B) | Koger Equity, Inc. Tranche B Promissory Note, dated December 16, 1996, in the principal amount of $89,500,000 payable to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(2)(B) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997). |
| 10(h)(2)(C) | Koger Equity, Inc. Tranche C Promissory Note, dated September 2, 1999, in the principal amount of $14,700,000 payable to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(6) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997) |
| 10(h)(2)(D) | Koger Equity, Inc. Tranche D Promissory Note, dated September 2, 1999, in the principal amount of $30,300,000 payable to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(7) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997). |
| 10(h)(2)(E) | First Amendment of Tranche B Promissory Note, dated August 11, 2000, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(2)(E) of Form 10-Q filed by the Registrant for the quarter ended September 30, 2000 (File No. 1-9997). |
| 10(h)(2)(F) | Third Amendment to Tranche A Promissory Note, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(b) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(2)(G) | Second Amendment to Tranche B Promissory Note, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(c) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(h)(2)(H) | First Amendment to Tranche C Promissory Note, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(d) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(2)(I) | First Amendment to Tranche D Promissory Note, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(e) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(A) | Master Lien Instrument from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company, dated December 16, 1996, (1) with Mortgage and Security Agreement for Duval, Leon, Orange and Pinellas Counties, Florida and (2) with Deed of Trust and Security Agreement for Greenville County, South Carolina, Shelby County, Tennessee and Bexar, El Paso and Travis Counties, Texas. Incorporated by reference to Exhibit 10(j)(3)(A) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997). |
| 10(h)(3)(B) | Master Lien Instrument from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company, dated September 2, 1999, for Duval, Leon, Orange and Pinellas Counties, Florida, Greenville County, South Carolina, Shelby County, Tennessee, and Bexar, El Paso and Travis Counties, Texas. Incorporated by reference to Exhibit 10(j)(8) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997). |
| 10(h)(3)(C) | Leasehold Deed of Trust and Security Agreement, dated September 2, 1999, between Koger Equity, Inc., and John S. Shoaf, Jr. ("Trustee"), and The Northwestern Mutual Life Insurance Company for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(j)(9) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997). |
| 10(h)(3)(D) | IDB Deed of Trust and Security Agreement, dated September 2, 1999, between the Industrial Development Board of the City of Memphis and County of Shelby, Koger Equity, Inc., and Trustee and The Northwestern Mutual Life Insurance Company for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(j)(10) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997). |
| 10(h)(3)(E) | Consolidation, Amendment and Restatement of Mortgage and Security Agreement and Spreader Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Orange County, Florida. Incorporated by reference to Exhibit 10(h) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(F) | Consolidation, Amendment and Restatement of Mortgage and Security Agreement and Spreader Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Pinellas County, Florida. Incorporated by reference to Exhibit 10(i) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(G) | Consolidation, Amendment and Restatement of Mortgage and Security Agreement and Spreader Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Duval County, Florida. Incorporated by reference to Exhibit 10(j) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(H) | Consolidation, Amendment and Restatement of Mortgage and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Leon County, Florida. Incorporated by reference to Exhibit 10(k) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(h)(3)(I) | Consolidation, Amendment and Restatement of Deed of Trust and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and Robert J. Pinstein ("Trustee"), and The Northwestern Mutual Life Insurance Company, for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(l) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(J) | Amendment and Restatement of IDB Deed of Trust and Security Agreement, dated December 6, 2001, between The Industrial Development Board of the City of Memphis and County of Shelby, Koger Equity, Inc. and Robert J. Pinstein and The Northwestern Mutual Life Insurance Company, for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(m) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(K) | Amendment and Restatement of Leasehold Deed of Trust and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and Robert J. Pinstein, and The Northwestern Mutual Life Insurance Company, for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(n) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(L) | Mortgage and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Seminole County, Florida. Incorporated by reference to Exhibit 10(o) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(M) | Deed to Secure Debt and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for DeKalb County, Georgia. Incorporated by reference to Exhibit 10(p) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(3)(N) | Deed to Secure Debt and Security Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Gwinnett County, Georgia. Incorporated by reference to Exhibit 10 (q) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(4)(A) | Environmental Indemnity Agreement, dated December 16, 1996, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company and others. Incorporated by reference to Exhibit 10(j)(4) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997). |
| 10(h)(4)(B) | Environmental Indemnity Agreement, dated September 2, 1999, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company and others. Incorporated by reference to Exhibit 10(j)(12) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997). |
| 10(h)(4)(C) | First Amendment to Environmental Indemnity Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(f) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(4)(D) | Third Amendment to Environmental Indemnity Agreement, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(g) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(5)(A) | Certificate of Borrower contained in letter, dated December 16, 1996, from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(5) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997). |
| 10(h)(5)(B) | Certificate of Borrower contained in letter, dated September 2, 1999, from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(j)(13) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(h)(5)(C) | Certification of Borrower, dated December 3, 2001, from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(aa) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(6)(A) | Absolute Assignment of Leases and Rents from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company, dated December 16, 1996, for Duval, Leon, Orange and Pinellas Counties, Florida, Greenville County, South Carolina, Shelby County, Tennessee, and Bexar, El Paso and Travis Counties, Texas. Incorporated by reference to Exhibit 10(j)(3)(B) on Form 8-K, dated December 16, 1996, filed by the Registrant on March 10, 1997 (File No. 1-9997). |
| 10(h)(6)(B) | Absolute Assignment of Leases and Rents from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company, dated September 2, 1999, for Duval, Leon, Orange and Pinellas Counties, Florida, Greenville County, South Carolina, Shelby County, Tennessee, and Bexar, El Paso and Travis Counties, Texas. Incorporated by reference to Exhibit 10(j)(11) on Form 8-K, dated September 2, 1999, filed by the Registrant on November 17, 1999 (File No. 1-9997). |
| 10(h)(6)(C) | Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Orange County, Florida. Incorporated by reference to Exhibit 10(r) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(6)(D) | Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Pinellas County, Florida. Incorporated by reference to Exhibit 10(s) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(6)(E) | Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Duval County, Florida. Incorporated by reference to Exhibit 10(t) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(6)(F) | Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Leon County, Florida. Incorporated by reference to Exhibit 10(u) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(6)(G) | Consolidation and Amendment of Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Shelby County, Tennessee. Incorporated by reference to Exhibit 10(v) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(6)(H) | Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Seminole County, Florida. Incorporated by reference to Exhibit 10(w) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(6)(I) | Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for DeKalb County, Georgia. Incorporated by reference to Exhibit 10(x) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)(6)(J) | Absolute Assignment of Leases and Rents, dated December 6, 2001, between Koger Equity, Inc. and The Northwestern Mutual Life Insurance Company, for Gwinnett County, Georgia. Incorporated by reference to Exhibit 10(y) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |
| 10(h)7 | Side Letter Regarding Land Use Opinion, dated December 6, 2001, from Koger Equity, Inc. to The Northwestern Mutual Life Insurance Company. Incorporated by reference to Exhibit 10(z) on Form 8-K, dated December 6, 2001, filed by the Registrant on March 21, 2002 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(i)(1) | The Revolving Credit Loan Agreement dated as of December 28, 2001 among Koger Equity, Inc. and Fleet National Bank, as Arranger and Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent, and The Lenders Party Hereto. Incorporated by reference to Exhibit 10(a)(1) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(2)(A) | The Revolving Credit Note dated January 8, 2002 issued by Koger Equity, Inc. to Fleet National Bank in the principal amount of up to $55,000,000. Incorporated by reference to Exhibit 10(a)(2)(A) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(2)(B) | The Revolving Credit Note dated December 28, 2001 issued by Koger Equity, Inc. to Wells Fargo Bank, National Association, in the principal amount of up to $40,000,000. Incorporated by reference to Exhibit 10(a)(2)(B) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(2)(C) | The Revolving Credit Note dated December 28, 2001 issued by Koger Equity, Inc. to Compass Bank, an Alabama banking corporation, in the principal amount of up to $20,000,000. Incorporated by reference to Exhibit 10(a)(2)(C) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(2)(D) | The Revolving Credit Note dated January 8, 2002 issued by Koger Equity, Inc. to Comerica Bank in the principal amount of up to $10,000,000. Incorporated by reference to Exhibit 10(a)(2)(D) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(2)(E) | The Swingline Note dated December 28, 2001 issued by Koger Equity, Inc. to Fleet National Bank in the principal amount of up to $2,500,000. Incorporated by reference to Exhibit 10(a)(2)(E) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(3)(A) | The Deed to Secure Debt and Security Agreement dated as of December 28, 2001 relating to that portion of the Collateral located in the State of Georgia granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(3)(A) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(3)(B) | The Deed of Trust and Security Agreement dated as of December 28, 2001 relating to that portion of the Collateral located in the State of North Carolina granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(3)(B) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(3)(C) | The Mortgage and Security Agreement dated as of December 28, 2001 relating to that portion of the Collateral located in the State of Florida granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(3)(C) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(4)(A) | The Assignment of Leases and Rents dated as of December 28, 2001 relating to that portion of the Collateral located in the State of Georgia granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(4)(A) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(4)(B) | The Assignment of Leases and Rents dated as of December 28, 2001 relating to that portion of the Collateral located in the State of North Carolina granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(4)(B) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(4)(C) | The Assignment of Leases and Rents dated as of December 28, 2001 relating to that portion of the Collateral located in the State of Florida granted by Koger Equity, Inc. to, and in favor of, the Lenders. Incorporated by reference to Exhibit 10(a)(4)(C) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(i)(5)(A) | The Indemnity Agreement Regarding Hazardous Materials, dated as of December 28, 2001, relating to that portion of the Collateral located in the State of Georgia. Incorporated by reference to Exhibit 10(a)(5)(A) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(5)(B) | The Indemnity Agreement Regarding Hazardous Materials, dated as of December 28, 2001, relating to that portion of the Collateral located in the State of North Carolina. Incorporated by reference to Exhibit 10(a)(5)(B) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(5)(C) | The Indemnity Agreement Regarding Hazardous Materials, dated as of December 28, 2001, relating to that portion of the Collateral located in the State of Florida. Incorporated by reference to Exhibit 10(a)(5)(C) on Form 8-K, dated December 28, 2001, filed by the Registrant on February 28, 2002 (File No. 1-9997). |
| 10(i)(6) | First Amendment to Revolving Credit Loan Agreement Among Koger Equity, Inc. and Fleet National Bank, as Arranger and Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent, and Commerzbank AG, New York and Grand Cayman Branches, as Documentation Agent, and The Lenders Party Hereto, dated as of April 5, 2002. Incorporated by reference to Exhibit 10 on Form 8-K, dated April 5, 2002, filed by the Registrant on June 6, 2002 (File No. 1-9997). |
| 10(i)(7)(A) | Second Amendment to Revolving Credit Loan Agreement Among Koger Equity, Inc. and Fleet National Bank, as Arranger and Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent, and Commerzbank AG, New York and Grand Cayman Branches, as Documentation Agent, and The Lenders Party Hereto, dated as of June 10, 2002. Incorporated by reference to Exhibit 10(a) on Form 8-K, dated June 10, 2002, filed by the Registrant on June 21, 2002 (File No. 1-9997). |
| 10(i)(7)(B) | Deed to Secure Debt and Security Agreement, dated as of June 10, 2002, between Koger Ravinia, LLC and Fleet National Bank, a national banking association. Incorporated by reference to Exhibit 10(b) on Form 8-K, dated June 10, 2002, filed by the Registrant on June 21, 2002 (File No. 1-9997). |
| 10(i)(7)(C) | Guaranty, dated as of June 10, 2002, by Koger Ravinia, LLC of debt of Koger Equity, Inc. in favor of Fleet National Bank, a national banking association, and others. Incorporated by reference to Exhibit 10(c) on Form 8-K, dated June 10, 2002, filed by the Registrant on June 21, 2002 (File No. 1-9997). |
| 10(i)(7)(D) | Assignment of Leases and Rents, dated as of June 10, 2002, by Koger Ravinia, LLC to Fleet National Bank, a national banking association, and others. Incorporated by reference to Exhibit 10(d) on Form 8-K, dated June 10, 2002, filed by the Registrant on June 21, 2002 (File No. 1-9997). |
| 10(i)(7)(E) | Indemnity Agreement Regarding Hazardous Materials, dated as of June 10, 2002, by Koger Equity, Inc. and Koger Ravinia, LLC for the benefit of Lenders under a certain Revolving Credit Loan Agreement, dated December 28, 2001, and as amended April 5, 2002, and June 10, 2002, and as may be further amended from time to time. Incorporated by reference to Exhibit 10(e) on Form 8-K, dated June 10, 2002, filed by the Registrant on June 21, 2002 (File No. 1-9997). |
| 10(i)(8)(A) | Third Amendment to Revolving Credit Loan Agreement Among Koger Equity, Inc. and Fleet National Bank, as Arranger and Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent, Compass Bank, Commerzbank AG, New York and Grand Cayman Branches, as Documentation Agent, and Comerica Bank, dated as of December 16, 2002 (the "Agreement"). Incorporated by reference to Exhibit 10(a) on Form 8-K, dated December 16, 2002, filed by the Registrant on January 29, 2003 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(i)(8)(B) | Revolving Credit Note, dated December 16, 2002 in the principal amount of up to $50,000,000 executed and delivered in connection with the Agreement. Incorporated by reference to Exhibit 10(b) on Form 8-K, dated December 16, 2002, filed by the Registrant on January 29, 2003 (File No. 1-9997). |
| 10(i)(8)(C) | Revolving Credit Note, dated December 16, 2002 in the principal amount of up to $50,000,000 executed and delivered in connection with the Agreement. Incorporated by reference to Exhibit 10(c) on Form 8-K, dated December 16, 2002, filed by the Registrant on January 29, 2003 (File No. 1-9997). |
| 10(j) | Management Agreement, dated June 16, 2000, between Koger Equity, Inc. and Crocker Realty Trust, L.P., a Delaware limited partnership. Incorporated by reference to Exhibit 10(j) of Form 10-K filed by the Registrant for the period ended December 31, 2000 (File No. 1-9997). |
| 10(k) | Purchase and Sale Agreement by and among Koger Equity, Inc., as Seller, and AREIF II Realty Trust, Inc., a Maryland corporation, as Buyer, dated as of August 23, 2001. Incorporated by reference to Exhibit 10 on Form 8-K, dated August 23, 2001, filed by the Registrant on August 27, 2001 (File No. 1-9997). |
| 10(l)(1) | Amended and Restated Agreement of Limited Partnership of Koger-Vanguard Partners, L.P., dated as of October 22, 1998, between Koger Equity, Inc. as General Partner and certain persons as Limited Partners of Koger-Vanguard Partners, L.P. Incorporated by reference to Exhibit 12 on Form 8-K, dated October 22, 1998, filed by the Registrant on December 31, 1998 (File No. 1-9997). |
| 10(l)(2) | Agreement Regarding Purchase and Transfer of Partnership Interest dated as of January 4, 2002 between Koger Equity, Inc. and 77 Center Investors Limited Partnership and 77 Center Investors II Limited Partnership. Incorporated by reference to Exhibit 10(a) on Form 8-K, dated January 4, 2002, filed by the Registrant on March 15, 2002 (File No. 1-9997). |
| 10(l)(3) | Assignment and Transfer of Partnership, dated as of January 7, 2002 between 77 Center Investors Limited Partnership and 77 Center Investors II Limited Partnership and Koger Equity, Inc. and Koger Realty Services, Inc. Incorporated by reference to Exhibit 10(b) on Form 8-K, dated January 4, 2002, filed by the Registrant on March 15, 2002 (File No. 1-9997). |
| 10(m)(1) | Deed to Secure Debt, Security Agreement and Fixture Filing dating as of December 17, 2002 by Koger Ravinia, LLC, as Grantor, to Metropolitan Life Insurance Company, as Grantee. Incorporated by reference to Exhibit 10(a) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 10(m)(2) | Promissory Note dated December 17, 2002 between Koger Ravinia, LLC, and Metropolitan Life Insurance Company, in the principal amount of $85,000,000. Incorporated by reference to Exhibit 10(b) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 10(m)(3) | Unsecured Indemnity Agreement dated December 17, 2002 between Koger Ravinia, LLC, and Metropolitan Life Insurance Company. Incorporated by reference to Exhibit 10(c) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 10(m)(4) | Assignment of Leases dated December 17, 2002 relating to that portion of the Collateral, granted by Koger Ravinia, LLC, to, and in favor of, the Metropolitan Life Insurance Company. Incorporated by reference to Exhibit 10(d) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 10(m)(5) | Guaranty Agreement dated December 17, 2002, by Koger Equity, Inc. for benefit of Metropolitan Life Insurance Company. Incorporated by reference to Exhibit 10(e) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 10(m)(6) | Affidavit of Ownership and Certification of Borrower of Koger Ravinia, LLC, dated December 17, 2002. Incorporated by reference to Exhibit 10(f) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |

| Exhibit Number | Description |
|---|---|
| 10(m)(7) | Subordination of Management/Lease Agreement to Deed dated December 17, 2002, by Koger Equity, Inc. Incorporated by reference to Exhibit 10(g) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 10(m)(8) | Letter Agreement Regarding Impositions dated December 17, 2002, of Metropolitan Life Insurance Company. Incorporated by reference to Exhibit 10(h) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 10(m)(9) | Letter Agreement Regarding Premiums dated December 17, 2002, of Metropolitan Life Insurance Company. Incorporated by reference to Exhibit 10(i) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 10(m)(10) | Assignment and Security Agreement dated December 17, 2002, between Koger Ravinia, LLC, and Metropolitan Life Insurance Company. Incorporated by reference to Exhibit 10(j) on Form 8-K, dated December 17, 2002, filed by the Registrant on January 16, 2003 (File No. 1-9997). |
| 11 | Earnings Per Share Computations.* |
| 21 | Subsidiaries of the Registrant.* |
| 23 | Independent Auditors' Consent.* |
| 99 | Certificate of Principal Executive Officer and Principal Financial Officer.* |

*Filed with this Report.

**Item 16. PRINCIPAL ACCOUNTANT FEES AND SERVICES**

Information regarding services provided by and fees billed by the Company's principal accountants, Deloitte & Touche LLP is incorporated by reference to the section headed "Independent Certified Public Accountants" of the 2003 Proxy Statement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Koger Equity, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**KOGER EQUITY, INC.**

By: /s/ Victor A. Hughes, Jr.
Victor A. Hughes, Jr.
Chairman of the Board

Date: March 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Victor A. Hughes, Jr. (VICTOR A. HUGHES, JR.) | Chairman of the Board | March 28, 2003 |
| /s/ Thomas J. Crocker (THOMAS J. CROCKER) | Chief Executive Officer and Director (Principal Executive Officer) | March 28, 2003 |
| /s/ Steven A. Abney (STEVEN A. ABNEY) | Vice President, Finance (Principal Financial and Accounting Officer) | March 28, 2003 |
| /s/ D. Pike Aloian (D. PIKE ALOIAN) | Director | March 28, 2003 |
| /s/ Benjamin C. Bishop (BENJAMIN C. BISHOP) | Director | March 28, 2003 |
| /s/ David B. Hiley (DAVID B. HILEY) | Director | March 28, 2003 |
| /s/ George F. Staudter (GEORGE F. STAUDTER) | Director | March 28, 2003 |
| /s/ James C. Teagle (JAMES C. TEAGLE) | Director | March 28, 2003 |

**CERTIFICATE OF**
**PRINCIPAL EXECUTIVE OFFICER**
**AND PRINCIPAL FINANCIAL OFFICER**

Each of the undersigned hereby certifies in his capacity as an officer of Koger Equity, Inc. (the "Company") that he has reviewed this annual report and, to the best of his knowledge and belief, the annual report of the Company on Form 10-K for the annual period ended December 31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, that the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the report not misleading, and that the information contained in such report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations and cash flows of the Company for such period.

Additionally, each of the undersigned are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and has:

a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to each of the undersigned by others within those entities; and

b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) disclosed in this report, based on his most recent evaluation, and to the Company's auditors and the audit committee of the Company's board of directors:

1) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls;

2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

3) any significant changes in internal controls or in other factors that could significantly affect internal controls, subsequent to the date of his most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

4) his conclusions about the effectiveness of the disclosure controls and procedures based on his evaluation described in b) above.

Dated: March 28, 2003

/s/ Thomas J. Crocker
Thomas J. Crocker
Chief Executive Officer (Principal Executive Officer)
Koger Equity, Inc.

Dated: March 28, 2003

/s/ Steven A. Abney
Steven A. Abney
Vice President, Finance (Principal Financial and Accounting Officer)
Koger Equity, Inc.

# General Information

## Board of Directors
D. Pike Aloian
Benjamin C. Bishop, Jr.
Thomas J. Crocker
David B. Hiley
Victor A. Hughes, Jr.
George F. Staudter
James C. Teagle

## Senior Officers
Thomas J. Crocker, *Chief Executive Officer*
Robert E. Onisko, *Chief Financial Officer*
Christopher L. Becker, *Senior Vice President*
Thomas C. Brockwell, *Senior Vice President*
Steven A. Abney, *Vice President - Finance*

## Counsel
Ropes & Gray
Boston, Massachusetts

Boling & McCart
Jacksonville, Florida

White & Case, LLP
Miami, Florida

## Independent Certified Public Accountants
Deloitte & Touche LLP

## Stock Listing
New York Stock Exchange
Common Stock Symbol: KE

## Common Stock Transfer Agent, Dividend Paying Agent and Registrar
Wells Fargo Bank Minnesota, N. A.
Wells Fargo Shareowner Services
Post Office Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716 or
(651) 450-4064

## Dividend Reinvestment Plan
Stockholders may elect to have dividends automatically reinvested in additional shares of Koger Equity, Inc. common stock. For information about dividend reinvestment, contact Wells Fargo Bank at (800) 468-9716.

## Automatic Dividend Deposit
Stockholders may elect to have dividends automatically deposited into the financial institution of their choice. For information about automatic dividend deposit, contact Wells Fargo Bank at (800) 468-9716.

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## Koger Equity, Inc.
Corporate Office
225 NE Mizner Blvd., Suite 200
Boca Raton, Florida 33432
(561) 395-9666
Internet address: www.koger.com